Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2013

The following is a review of our financial condition and results of operations as of 30 June 2013 and for the six-month periods ended 30 June 2013 and 2012, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our interim unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2013, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 25 March 2013 (“2012 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2012 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2013 and for six-month periods ended 30 June 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2013 and for six-month periods ended 30 June 2013 and 2012. The reported numbers as of 30 June 2013 and for six-month periods ended 30 June 2013 and 2012 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2013 and 2012 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Corona®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. We employ approximately 150,000 people, with operations in 24 countries across the world. Given the breadth of our operations, we are organized along eight business segments: North America, Mexico, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first seven segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our seven geographic regions. Following our combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our unaudited financial statements as of 4 June 2013. The Grupo Modelo businesses are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2012 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•	the outcome of pending and future litigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical;

•	our success in managing the risks involved in the foregoing; and

•

the risk of unexpected consequences resulting from corporate restructurings, including the Ambev Stock Swap Merger, as discussed in our 2012 Annual Report, and our ability to successfully and cost-effectively implement them and capture their intended benefits.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2012 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary of Changes in Accounting Policies

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts on our interim unaudited condensed consolidated financial statements include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when we recognize related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on our interim unaudited condensed consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in our interim unaudited condensed consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, we have determined that, upon initial application of IAS 19 (Revised 2011), the net interest component will be presented as part of our net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and our decision to present the net interest component as part of our net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is USD 146 million higher than previously reported, with profits from operations and net finance costs higher by USD 14 million and USD 160 million, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability of USD 12 million as at 31 December 2012 and as at 1 January 2012.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2012 and the year ended 31 December 2012:

For the period ended (USD million)	30 June 2012 (adjusted)	30 June 2012 (reported)	31 December 2012 (adjusted)	31 December 2012 (reported)
Revenue	19,202	19,202	39,758	39,758

Cost of sales	(8,051)	(8,064)	(16,422)	(16,447)
Distribution expenses	(1,907)	(1,906)	(3,787)	(3,785)
Sales and marketing expenses	(2,681)	(2,683)	(5,254)	(5,258)
Administrative expenses	(1,034)	(1,027)	(2,199)	(2,187)
Other operating income/(expenses)	270	270	684	684
Exceptional items	23	23	(32)	(32)
Profit from operations (EBIT)	5,822	5,815	12,747	12,733

Net finance cost	(879)	(797)	(2,366)	(2,206)
Share of result of associates	328	328	624	624
Profit before tax	5,271	5,346	11,005	11,151

Income tax expense	(732)	(750)	(1,680)	(1,717)
Profit	4,539	4,596	9,325	9,434

Unaudited condensed consolidated interim statement of financial position as of 31 December 2012 and as of 1 January 2012:

As at (USD million)	31 December 2012 (adjusted)	31 December 2012 (reported)	1 January 2012 (adjusted)
Equity	45,453	45,441	41,056

Non-current liabilities	56,760	56,772	51,727
Employee benefits	3,687	3,699	3,428

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in this interim report because of either their non-applicability or their immateriality to our unaudited condensed consolidated interim financial statements.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

GRUPO MODELO COMBINATION

On 4 June 2013, we announced the completion of our combination with Grupo Modelo in a transaction valued at USD 20.1 billion. We established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of USD 9.14 per share over a period of up to 25 months from the completion of the combination. As of 30 June 2013, we owned approximately 95% of Grupo Modelo’s outstanding shares.

Upon the completion of the combination, Mexico became our seventh Zone. María Asunción Aramburuzabala and Valentín Díez Morodo will join our Board of Directors, subject to the approval of our shareholders at the next shareholders meeting. We expect to apply to list certain of its ordinary shares on the Mexico Stock Exchange in the coming months.

On 7 June 2013, in a transaction related to the combination, Grupo Modelo completed the sale of its U.S. business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment.

Selected Financial Information

The selected historical financial information presented below as of 31 December 2012 and for the five years ended 31 December 2012 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2013 and for the six-month periods ended 30 June 2013 and 2012 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2012 and 2011 and for the three years ended 31 December 2012 are included in our 2012 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2013 and for the six-month periods ended 30 June 2013 and 2012 are included in this interim report.

	Six months ended 30 June		Year ended 31 December
	2013	2012(8)	2012(8)	2011(8)	2010	2009	2008
	(USD million, unless otherwise indicated)
	(unaudited)		(audited)
Income Statement Data
Revenue (1)	19,756	19,202	39,758	39,046	36,297	36,758	23,507
Profit from operations	12,209	5,822	12,747	12,346	10,897	11,569	5,340
Profit	10,369	4,539	9,325	7,859	5,762	5,877	3,126
Profit attributable to our equity holders	9,509	3,606	7,160	5,779	4,026	4,613	1,927
Ratio of earnings to fixed charges(2)	9.80	4.54	5.37	3.42	2.65	2.43	2.90

Weighted average number of ordinary shares (million shares)(3),(7)	1,606	1,599	1,600	1,595	1,592	1,584	999
Diluted weighted average number of ordinary shares (million shares)(4),(7)	1,636	1,624	1,628	1,614	1,611	1,593	1,000
Basic earnings per share (USD)(5),(7)	5.92	2.26	4.48	3.62	2.53	2.91	1.93
Diluted earnings per share (USD)(6),(7)	5.81	2.22	4.40	3.58	2.50	2.90	1.93
Dividends per share (USD)	n/a	n/a	2.24	1.55	1.07	0.55	0.35
Dividends per share (EUR)	n/a	n/a	1.70	1.20	0.80	0.38	0.28

Other Data
Volumes (million hectoliters)	196	195	403	399	399	409	285

	As of 30 June	As of 31 December
	2013	2012(8)	2011(8)	2010	2009	2008 (adjusted)(7)
	(USD million, unless otherwise indicated)
	(unaudited)	(audited)
Financial Position Data
Total assets	138,663	122,621	112,427	114,342	112,525	113,748
Equity	51,967	45,453	41,056	38,799	33,171	24,431
Equity attributable to our equity holders	47,491	41,154	37,504	35,259	30,318	22,442
Issued capital	1,735	1,734	1,734	1,733	1,732	1,730

	Six Months ended 30 June		Year ended 31 December
	2013	2012(8)	2012(8)	2011(8)	2010	2009	2008
	(unaudited)		(audited)
Earnings:
Profit from operations before taxes and share of results of associates	10,935	4,943	10,380	9,062	7,161	7,150	3,740
Add: Fixed charges (below)	1,240	1,387	2,361	3,702	4,313	5,014	1,965
Less: Interest Capitalized (below)	21	29	57	110	35	4	—

Total earnings	12,154	6,301	12,684	12,654	11,439	12,160	5,705

Fixed charges:
Interest expense and similar charges	1,025	1,209	2,008	3,216	3,848	4,394	1,761
Accretion expense	125	109	209	286	351	526	127
Interest capitalized	21	29	57	110	35	4	—
Estimated interest portion of rental expense	69	40	87	90	79	90	77

Total fixed charges	1,240	1,387	2,361	3,702	4,313	5,014	1,965

Ratio of earnings to fixed charges	9.80	4.54	5.37	3.42	2.65	2.43	2.90

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2012 Annual Report).

(2)	The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense. Anheuser-Busch InBev SA/NV (the “Parent Guarantor”) did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above. The above table sets out our ratios of earnings to fixed charges for the six-month periods ended 30 June 2013 and 30 June 2012 and for each of the five years ended 31 December 2012, 2011, 2010, 2009, and 2008 based on information derived from our consolidated financial statements, which are prepared in accordance with IFRS.
(3)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments, multiplied by a time-weighting factor.
(4)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(5)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(6)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(7)	In 2009, we completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.
(8)	2012 and 2011 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2013. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2012 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2012 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2013 Actual
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	6,691
Current interest-bearing liabilities
Secured bank loans	36
Commercial papers	1,792
Unsecured bank loans	676
Unsecured bond issues	2,624
Unsecured other loans	11
Finance lease liabilities	2
Non-current interest-bearing liabilities
Secured bank loans	83
Unsecured bank loans	4,084
Unsecured bond issues	40,833
Unsecured other loans	65
Finance lease liabilities	134

Total interest-bearing liabilities	50,340

Equity attributable to our equity holders	47,491
Non-controlling interests	4,476

Total Capitalization:	102,307

Results of Operations for the Six-Month Period Ended 30 June 2013 Compared to Six-Month Period Ended 30 June 2012

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2013 and 2012.

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(3)	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	195,833	194,856	0.5
Revenue	19,756	19,202	2.9
Cost of sales	(8,355)	(8,051)	(3.8)
Gross profit	11,401	11,151	2.2
Distribution expenses	(1,936)	(1,907)	(1.5)
Sales and marketing expenses	(2,869)	(2,681)	(7.0)
Administrative expenses	(1,074)	(1,034)	(3.9)
Other operating income/expenses	408	270	51.1
Exceptional items	6,279	23	—
Profit from operations	12,209	5,822	109.7

EBITDA, as defined(2)	13,604	7,175	89.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.
(3)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. The Grupo Modelo volumes are reported in our volumes as from 4 June 2013.

The table below summarizes the volume evolution by zone.

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(thousand hectoliters)		(%)(1)
North America	60,725	62,676	(3.1)
Mexico	3,322	—	—
Latin America North	55,217	56,546	(2.4)
Latin America South	17,373	18,556	(6.4)
Western Europe	13,379	14,373	(6.9)
Central & Eastern Europe	10,160	11,295	(10.1)
Asia Pacific	31,521	28,026	12.5
Global Export & Holding Companies	4,136	3,383	22.3

Total	195,833	194,856	0.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated volumes for the six-month period ended 30 June 2013 increased 1.0 million hectoliters, or 0.5%, to 195.8 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2012.

The results for the six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013.

•

The 2012 acquisitions relates to the acquisition in Dominican Republic of Cervecería Nacional Dominicana (“CND”). This transaction impacted positively our volumes by 0.8 million hectoliters for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

The 2013 combination with Grupo Modelo, which was included as from 4 June 2013 within our consolidated scope for the six-month period ended 30 June 2013, increased our volumes by 4.3 million hectoliters. The acquisition primarily affect the Mexican zone and, to a lesser degree, our Western Europe and Global Export & Holding Companies volumes.

•	The 2013 acquisition of four breweries in China impacted positively our volumes by 0.9 million hectoliters for the six-month periods ended 30 June 2013 compared to the same period last year.

For further details on the acquisition and disposal see Note 6 to our unaudited interim report for the six-month period ended 30 June 2013 and 2012.

Excluding volume changes attributable to the acquisitions described above, our own beer volumes decreased 2.4% in the six-month period ended 30 June 2013 compared to our own beer volumes for the six-month period ended 30 June 2012. Focus brands declined 1.1%, with Budweiser volumes growing by 7.2% globally. On the same basis, in the six-month period ended 30 June 2013, our non-beer volumes declined by 4.4% compared to the same period in 2012.

North America

In the six-month period ended 30 June 2013, our volumes in North America decreased by 1.9 million hectoliters, or 3.1%, compared to the six-month period ended 30 June 2012.

Excluding the acquisitions described above, our total volumes would have decreased by 3.2% over the same period. We estimate that industry beer sales-to-retailers adjusted for the number of selling days declined by 2.8% during the six-month period ended 30 June 2013 compared to 30 June 2012. On the same basis, our shipment volumes in the United States declined 3.4% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 3.8%. The decline is mainly due to poor weather and continuing pressure on consumer disposable income, although we have seen an improvement in industry volume trends in recent months. Domestic United States beer sales-to-retailers adjusted for the number of selling days were also negatively impacted by the timing of the July 4th holiday, which led to the deferral of some volume from June into July 2013.

We estimate our U.S. market share declined during the six-month period ended 30 June 2013, based on United States beer sales-to-retailers adjusted for the number of selling days, principally driven by share losses of our value brands, due to the pressure on disposable income and our strategy of narrowing the price gap between our value and premium brands.

In Canada, our beer volumes decreased by 3.4% during the six-month period ended 30 June 2013 compared to the same period last year, due to an excise tax increase in Quebec in the fourth quarter of 2012 and cold weather in Ontario and the Atlantic provinces during the first quarter of 2013, as well as due to a weak industry.

Mexico

Our volumes in Mexico were 3.3 million hectoliters in the six-month period ended 30 June 2013 due to the inclusion of Grupo Modelo volumes in our results.

Latin America North

In the six-month period ended 30 June 2013, our volumes in Latin America North declined by 1.3 million hectoliters, or 2.4%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have decreased by 3.7% over the same period, with beer volumes decreasing 4.2% and soft drink volumes decreasing 2.5% on the same basis.

In Brazil, our beer volumes declined by 4.5% during the six-month period ended 30 June 2013, due to consumption being impacted during the first quarter 2013 by the earlier timing of Carnival, poorer weather, high food inflation and a slowdown in the growth of disposable income, partially offset by second quarter improved weather, an easing of food inflation which is benefiting consumer disposable income, incremental volumes from the FIFA Confederations Cup in June 2013, and the execution of our revised commercial plan. Our premium brands continued to deliver double digit volume growth, led by Budweiser and Stella Artois.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2013 decreased by 1.2 million hectoliters, or 6.4%, with beer volumes decreasing 5.3% and non-beer volumes decreasing 7.8%, compared to the same period in 2012. On the same basis, our beer volumes in Argentina decreased by 5.3% as a result of challenging macro-economic conditions, as well as colder weather during the first quarter 2013. We estimated we gained market share in the first five months for which data is available, driven by Quilmes family and Stella Artois.

Western Europe

Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2013 decreased by 1.0 million hectoliters, or 6.9%, compared to the six-month period ended 30 June 2012. Excluding the acquisitions described above, own beer volumes for the six-month period ended 30 June 2013 decreased 7.1%.

In Belgium, own beer volumes declined 6.3% in the six-month period ended 30 June 2013, driven by a weak industry performance due to extremely cold weather. In Germany, own beer volumes declined 8.8% due to a weak industry and market share loss, driven by our price increase, as well as high promotional activity in the off-trade channel during the first quarter 2013. Volumes were impacted by wet weather and floods in many parts of Germany, mainly affecting the Hasseröder brand in its regional strongholds. In the United Kingdom, our own volumes including cider declined 6.9% in the six-month period ended 30 June 2013 mainly as a consequence of a weak industry due to a cold spring. We estimate that our market share was negatively impacted by ongoing promotional pressure in the off-trade channel, however Budweiser gained market share in both the on-trade and off-trade channels.

Central & Eastern Europe

Our volumes for the six-month period ended 30 June 2013 decreased by 1.1 million hectoliters, or 10.1%, compared to the six-month period ended 30 June 2012. In Russia, our beer volumes fell 13.1%, as sales, marketing and distribution restrictions led to a weak industry performance. Bud continued to deliver good growth with volumes up 20% in the six-month period ended 30 June 2013, while gaining an estimated 40 bps of market share.

In Ukraine, our beer volumes decreased 5.6% for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012, with most of the decline due to a weak industry performance due to record snowfall and cold temperatures in the first quarter 2013, as well as a price increase linked to excise tax adjustments.

Asia Pacific

For the six-month period ended 30 June 2013, our volumes grew 3.5 million hectoliters, or 12.5%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have increased by 9.2% over the same period. On the same basis, our beer volumes in China grew by 9.1%, driven by industry growth and market share gains. Our focus brands continued to grow well ahead of the rest of our portfolio, growing by 12.4% in the six-month period ended 30 June 2013. We estimated we gained market share in the first five months of the year for which data is available.

Global Export & Holding Companies

For the six-month period ended 30 June 2013, Global Export & Holding Companies volumes increased 22.3%, compared to the same period in 2012. Excluding the transfer of activities from North America and the acquisitions described above, volumes for the six-month period ended 30 June 2013 would have decreased by 6.5%.

Revenue

The following table reflects changes in revenue across our business zones for the six-month period ended 30 June 2013 as compared to our revenue for the six-month period ended 30 June 2012.

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%) (1)
North America	7,962	7,953	0.1
Mexico	410	—	—
Latin America North	5,055	5,199	(2.8)
Latin America South	1,520	1,477	2.9
Western Europe	1,685	1,763	(4.4)
Central & Eastern Europe	742	826	(10.2)
Asia Pacific	1,619	1,306	24.0
Global Export & Holding Companies	762	677	12.6

Total	19,756	19,202	2.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated revenue was USD 19,756 million for the six-month period ended 30 June 2013. This represented an increase of USD 554 million, or 2.9% as compared to our consolidated revenue for the six-month period ended 30 June 2012 of USD 19,202 million. The results for the six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•

The 2012 acquisition in the Dominican Republic of Cervecería Nacional Dominicana (“CND”) and the 2013 acquisition of four breweries in China (further referred to as “2012 and 2013 acquisitions”) positively impacted our consolidated revenue by USD 168 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

The 2013 combination with Grupo Modelo, which was included within our consolidated scope for the six-month period ended 30 June 2013, positively impacted our consolidated revenue by USD 514 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

Our consolidated revenue for the six-month period ended 30 June 2013 also reflects an unfavorable currency translation impact of USD 647 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 2.7% for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012. Our consolidated revenue for the six-month period ended 30 June 2013 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the six-month period ended 30 June 2013 improved as a result of favorable brand mix and our revenue management initiatives.

The main business zones contributing to growth in our consolidated revenues were (i) Latin America North, due to the carryover benefit of price increases from last year, premium brand mix and higher own distribution; (ii) Latin America South, with revenue growth offsetting higher cost of sales and higher investments behind our brands; and (iii) Asia Pacific driven mainly by volume, brand mix and selected price increases.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
North America	(3,266)	(3,266)	—
Mexico	(143)	—	—
Latin America North	(1,723)	(1,678)	(2.7)
Latin America South	(594)	(601)	1.2
Western Europe	(721)	(760)	5.1
Central & Eastern Europe	(411)	(455)	9.7
Asia Pacific	(916)	(750)	(22.1)
Global Export & Holding Companies	(580)	(542)	(7.0)

Total	(8,355)	(8,051)	(3.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated cost of sales was USD 8,355 million for the six-month period ended 30 June 2013. This represented an increase of USD 304 million, or 3.8%, compared to our consolidated cost of sales for the six-month period ended 30 June 2012. The results for six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•	The 2012 and 2013 acquisitions negatively impacted our consolidated cost of sales by USD 71 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

The 2013 combination with Grupo Modelo negatively impacted our consolidated cost of sales by USD 207 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

Our consolidated cost of sales for the six-month period ended 30 June 2013 also reflects a positive currency translation impact of USD 219 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above, currency translation effects, our cost of sales would have increased by 3.1%. Our consolidated cost of sales for the six-month period ended 30 June 2013 was partly impacted by the developments in volumes discussed above. Our cost of sales on a per hectoliter basis for the six-month periods ended 30 June 2013 increased, due to higher input and production costs, particularly in Latin America North, Latin America South and Asia Pacific, while cost pressures in North America eased as a result of an improved production footprint for our innovations.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2013 were USD 5,471 million, representing an increase of USD 119 million, or 2.2% compared to our operating expenses for the same period 2012.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
North America	(635)	(664)	4.4
Mexico	(35)	—	—
Latin America North	(666)	(653)	(2.0)
Latin America South	(151)	(139)	(8.6)
Western Europe	(177)	(188)	5.9
Central & Eastern Europe	(77)	(98)	21.4
Asia Pacific	(137)	(110)	(24.5)
Global Export & Holding Companies	(58)	(55)	(5.5)

Total	(1,936)	(1,907)	(1.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated distribution expenses were USD 1,936 million for the six-month period ended 30 June 2013. This represented an increase of USD 29 million, or 1.5%, as compared to the six-month period ended 30 June 2012. The results for the six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•

The 2012 and 2013 acquisitions negatively impacted our consolidated distribution expenses by USD 17 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

The 2013 combination with Grupo Modelo negatively impacted our consolidated distribution expenses by USD 38 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•	Our consolidated distribution expenses for the six-month period ended 30 June 2013 also reflect a positive currency translation impact of USD 84 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 3.1%, with lower distribution expenses in the United States offset by higher own distribution in Brazil, and higher labor and transportation costs in Argentina, China and Brazil.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
North America	(925)	(895)	(3.4)
Mexico	(67)	—	—
Latin America North	(696)	(631)	(10.3)
Latin America South	(180)	(169)	(6.5)
Western Europe	(340)	(337)	(0.9)
Central & Eastern Europe	(180)	(208)	13.5
Asia Pacific	(390)	(337)	(15.7)
Global Export & Holding Companies	(89)	(103)	13.6

Total	(2,869)	(2,681)	(7.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated sales and marketing expenses were USD 2,869 million for the six-month period ended 30 June 2013. This represented an increase of USD 188 million, or 7.0%, as compared to our sales and marketing expenses for the six-month period ended 30 June 2012. The results for the six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•

The 2012 and 2013 acquisitions negatively impacted our consolidated sales and marketing expenses by USD 19 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

The 2013 combination with Grupo Modelo negatively impacted our consolidated sales and marketing expenses by USD 71 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•	Our consolidated sales and marketing expenses for the six-month period ended 30 June 2013 also reflect a positive currency translation impact of USD 83 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the six-month period ended 30 June 2013 would have increased 6.8% due to higher investments behind our brands and innovations in most zones, particularly in Brazil during the FIFA Confederations Cup.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
North America	(231)	(236)	2.1
Mexico	(34)	—	—
Latin America North	(264)	(272)	2.9
Latin America South	(52)	(50)	(4.0)
Western Europe	(121)	(127)	4.7
Central & Eastern Europe	(45)	(51)	11.8
Asia Pacific	(146)	(122)	(19.7)
Global Export & Holding Companies	(181)	(177)	(2.3)

Total	(1,074)	(1,034)	(3.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated administrative expenses were USD 1,074 million for the six-month period ended 30 June 2013. This represented an increase of USD 40 million, or 3.9%, as compared to our consolidated administrative expenses for the six-month period ended 30 June 2012. The results for the six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013 and currency translation effects.

•

The 2012 and 2013 acquisitions negatively impacted our consolidated administrative expenses by USD 11 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•

The 2013 combination with Grupo Modelo negatively impacted our consolidated administrative expenses by USD 33 million for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•	Our consolidated administrative expenses for the six-month period ended 30 June 2013 also reflect a positive currency translation impact of USD 27 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have increased by 2.3%.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
North America	31	29	6.9
Mexico	7	—	—
Latin America North	302	172	75.6
Latin America South	(10)	(7)	(42.9)
Western Europe	8	6	33.3
Central & Eastern Europe	—	2	—
Asia Pacific	48	47	2.1
Global Export & Holding Companies	20	21	(4.8)

Total	408	270	51.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2013 was USD 408 million. This represented an increase of USD 138 million, or 51.1%, compared to the six-month period ended 30 June 2012. The results for the six-month period ended 30 June 2013 reflect a negative translation impact of USD 31 million.

Excluding the effects of the business acquisitions and the currency translation effects, the net positive effect of our other operating income and expenses would have increased by 59.8% for the six-month period ended 30 June 2013 as compared to the same period in 2012 mainly due to higher government incentives linked to our investments in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2013, exceptional items consisted of restructuring charges, fair value adjustments and acquisition costs of business combinations. Exceptional items were as follows for the six-month period ended 30 June 2013 and 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012
	(USD million)
Restructuring (including impairment losses)	(62)	(7)
Fair value adjustments	6,415	—
Business and asset disposal (including impairment losses)	—	39
Acquisitions costs business combinations	(74)	(9)

Total	6,279	23

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 62 million for the six-month period ended 30 June 2013 as compared to a net cost of USD 7 million for the six-month period ended 30 June 2012. The 2013 charges primarily to the integration of Grupo Modelo, the integration of CND and organizational alignments in China, Europe and Latin America South. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in additional to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Fair value adjustments

Fair value adjustments recognized during the six-month period ended 30 June 2013 relate to the exceptional impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3. See also Note 6 to our unaudited interim report for the six-month period ended 30 June 2013 and 2012.

Business and asset disposal

There were no business and asset disposals (including impairment losses) for the six-month period ended 30 June 2013 compared to a net benefit of USD 39 million for the same period 2012.

Acquisitions costs business combinations

Acquisition costs of USD 74 million for the six-month period ended 30 June 2013 relate to cost incurred for the combination with Grupo Modelo announced on 29 June 2012. Acquisition costs of USD 9 million for the six-month period ended 30 June 2012 relate to the acquisition of CND on 11 May 2012.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the six-month period ended 30 June 2013 as compared to the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
North America	2,936	2,947	(0.4)
Mexico	95	—	—
Latin America North	2,007	2,122	(5.4)
Latin America South	532	511	4.1
Western Europe	331	363	(8.8)
Central & Eastern Europe	26	18	44.4
Asia Pacific	69	35	97.1
Global Export & Holding Companies	6,214	(173)	—

Total	12,209	5,822	109.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our profit from operations amounted to USD 12,209 million for six-month period ended 30 June 2013. This represented an increase of USD 6,387 million, or 109.7%, as compared to our profit from operations for the six-month period ended 30 June 2012. The results for six-month period ended 30 June 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and 2013, currency translation effects and the effects of certain exceptional items as described above.

•

The 2013 and 2012 acquisitions described above positively impacted our consolidated profit from operations by USD 175 million (net) for the six-month period ended 30 June 2013 compared to the six-month period ended 30 June 2012.

•	Our consolidated profit from operations for the six-month period ended 30 June 2013 also reflects a positive currency translation impact of USD 22 million.

•

Our profit from operations for the six-month period ended 30 June 2013 was positively impacted by USD 6,279 million of certain exceptional items, as compared to a positive impact of USD 23 million for the six-month period ended 30 June 2012. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2013 and 2012.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2013 as compared to six-month period ended 30 June 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(3)	Change
	(USD million)		(%)(1)
Profit	10,369	4,539	128.4
Net finance cost	1,274	879	(45.1)
Income tax expense	849	732	(16.0)
Share of result of associates	(283)	(328)	13.7

Profit from operations	12,209	5,822	109.7
Depreciation, amortization and impairment	1,395	1,353	(3.1)

EBITDA, as defined(2)	13,604	7,175	89.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2012 Compared to Year Ended 31 December 2011—EBITDA, as defined” of our 2012 Annual Report for additional information on our definition and use of EBITDA, as defined.
(3)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our EBITDA, as defined, amounted to USD 13,604 million for the six-month period ended 30 June 2013. This represented an increase of USD 6,429 million, or 89.6%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2012. The results for the six-month period ended 30 June 2013 reflect the performance of our business after the completion of the acquisitions we undertook in 2012 and 2013 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was positively impacted by USD 6,279 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2013, as compared to a positive impact of USD 23 million during the six-month period ended 30 June 2012. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2013 and 2012.

Net Finance Cost

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(2)	Change
	(USD million)		(%)(1)
Net interest expense	(900)	(883)	(1.9)
Net interest on net defined benefit liabilities	(76)	(82)	7.3
Accretion expense	(153)	(109)	(40.4)
Other financial results	(126)	196	(164.3)

Net finance costs before exceptional finance cost	(1,255)	(878)	(42.9)

Mark-to-market adjustment on derivatives	81	—	—
Other financial results	(100)	(1)	—

Exceptional net finance cost	(19)	(1)	—

Net finance costs	(1,274)	(879)	(44.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our net finance cost for the six-month period ended 30 June 2013 was USD 1,274 million, as compared to USD 879 million for the six-month period ended 30 June 2012, representing an increase of USD 395 million.

Net interest expenses for the six-month period ended 30 June 2013 was USD 900 million, as compared to USD 883 million for the six-month period ended 30 June 2012. The increase mainly results from the funding of the Grupo Modelo combination.

The increase in other financial results in the six-month period ended 30 June 2013 is mainly due to mark-to-market gains of USD 105 million linked to the hedging of our share based payment programs offset by costs of currency hedges, as well as the payment of bank fees and taxes in the normal course of business. Other financial results in the six-month period ended 30 June 2012 included a USD 390 million gain from such hedges.

Accretion expenses of USD 153 million during the six-month period ended 30 June 2013 increased mainly due to the IFRS accounting treatment for the put option associated with our investment in May 2012 in CND in the Dominican Republic, with an additional non-cash impact of approximately USD 30 million per quarter.

Exceptional net finance cost was USD 19 million resulting from USD 100 million cost related to utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement and USD 81 million gain related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 June 2013, 93% of the deferred share instrument had been hedged at an average price of approximately EUR 67 per share.

Share of result of associates

Our share of result of associates for the six-month period ended 30 June 2013 was USD 283 million as compared to USD 328 million for the six-month period ended 30 June 2012, attributable mainly to the results of Grupo Modelo in Mexico. Following our combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our unaudited financial statements as from 4 June 2013, and stopped reporting Grupo Modelo’s results as results from associates as of that date.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2013 amounted to USD 849 million, with an effective tax rate of 7.8%, as compared to an income tax expense of USD 732(1) million and an effective tax rate of 14.8%(1) for the six-month period ended 30 June 2012. The decrease in the effective tax rate mainly results from the non-taxable nature of the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, gains from certain derivatives related to the hedging of our share-based payment programs and the Modelo transaction, a shift in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits.

(1)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 860 million for the six-month period ended 30 June 2013, a decrease of USD 73 million from USD 933(1) million for the six-month period ended 30 June 2012, mainly due to the depreciation of the Brazilian real to the US dollar.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2013 was USD 9,509 million (compared to USD 3,606(1) million for the six-month period ended 30 June 2012) with basic earnings per share of USD 5.92, based on 1,606 million shares outstanding, representing the weighted average number of shares outstanding during the six-month period ended 30 June 2013. The increase in profit attributable to our equity holders during the six-month period ended 30 June 2013 is mainly driven by the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the six-month period ended 30 June 2013 would have been USD 3,357 million and basic earnings per share would have been USD 2.09.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month periods ended 30 June 2013 and 2012:

	Six-month period ended 30 June
	2013	2012
U.S. dollar	38.8%	39.8%
Brazilian real	24.1%	26.3%
Chinese yuan	8.1%	6.7%
Euro	6.7%	7.2%
Canadian dollars	4.8%	5.2%
Argentinean peso	4.7%	4.7%
Mexican peso	2.6%	—
Russian ruble	2.5%	3.0%
Other	7.7%	7.1%

Note:

(1)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month periods ended 30 June 2013 and 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012
	(USD million)
Cash flow from operating activities	3,684	4,595
Cash flow from investing activities	(6,933)	(2,535)
Cash flow from financing activities	3,299	(3,513)

Net increase/(decrease) in cash and cash equivalents	50	(1,453)

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month periods ended 30 June 2013 and 2012:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012(1)
	(USD million)
Profit	10,369	4,539
Revaluation of initial investment in Grupo Modelo	(6,415)	—
Interest, taxes and non-cash items included in profit	3,478	2,797

Cash flow from operating activities before changes in working capital and use of provisions	7,432	7,336

Change in working capital	(1,539)	(1,156)
Pension contributions and use of provisions	(282)	(453)
Interest and taxes (paid)/received	(2,528)	(1,849)
Dividends received	601	717

Cash flow from operating activities	3,684	4,595

Note:

(1)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our cash flow from operating activities reached USD 3,684 million in the first half of 2013 compared to USD 4,595 million in the first half of 2012. The decrease mainly results from higher interest and taxes paid and negative changes in working capital in the first half of 2013.

Changes in working capital in the first half of 2013 and 2012 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2013 are negatively impacted by the payments related to capital expenditure projects in 2012, which had on average longer payment terms.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012
	(USD million)
Net capex	(1,329)	(1,139)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(16,880)	(1,346)
Net proceeds from sale/(acquisitions) of investment in short term debt securities	6,703	(1)
Proceeds from the sale of assets held for sale	4,787	(6)
Other	(214)	(43)

Cash flow from investing activities	(6,933)	(2,535)

Net cash used in investing activities was USD 6,933 million in the six-month period ended 30 June 2013 as compared to USD 2,535 million in the same period of 2012. The evolution of the cash used in investment activities in the first half of 2013 is mainly explained by the combination with Grupo Modelo and the sale by Grupo Modelo of its US business to Constellation Brands. Further details on the transaction are disclosed in note 6 Acquisitions and disposals of subsidiaries to our unaudited interim condensed consolidated financial statements as of 30 June 2013, and for the six-month periods ended 30 June 2013 and 2012.

Our net capital expenditures amounted to USD 1,329 million in the six-month period ended 30 June 2013 and USD 1,139 million in the same period 2012. Out of the total capital expenditures of 2013 approximately 50% was used to improve the company’s production facilities while 42% was used for logistics and commercial investments. Approximately 8% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month periods ended 30 June 2012 and 2011:

	Six-month period ended 30 June 2013	Six-month period ended 30 June 2012
	(USD million)
Dividends paid	(4,562)	(3,079)
Net (payments) on/proceeds from borrowings	6,309	(315)
Net proceeds from the issue of share capital	41	95
Cash received from deferred share instruments	1,500	—
Other	11	(214)

Cash flow from financing activities	3,299	(3,513)

The cash inflow from our financing activities amounted to USD 3,299 million in the six-month period ended 30 June 2013, as compared to a cash outflow of USD 3,513 million in the same period 2012. The first half of 2013 cash flow from financing activities reflects the funding of the combination with Grupo Modelo, higher dividend pay outs as compared to 2012 and the cash proceeds from the deferred share instruments issued in a transaction related to the combination of Grupo Modelo.

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2012 amounted to USD 6,910 million. As of 30 June 2012, we had total liquidity of USD 11,575 million, which consisted of USD 4,500 million available under committed long-term credit facilities, USD 165 million under short-term credit facilities and USD 6,910 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations. We financed the Grupo Modelo combination with funds drawn under the 2012 Facilities Agreement and cash, cash equivalents and short-term investments in debt securities we had accumulated pending the closing of the Grupo Modelo combination. In June 2013, we fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement.

Capital Resources and Equity

Our net debt increased to USD 43,092 million as of 30 June 2013, from USD 30,114 million as of 31 December 2012.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Modelo combination net of the cash acquired and the proceeds from the sales to Constellation (USD 11.6 billion), the proceeds from the deferred share instruments (USD 1.5 billion), dividend payments to our shareholders and Ambev shareholders (USD 4.6 billion), the payment of interests and taxes (USD 2.5 billion) and the impact of changes in foreign exchange rates (USD 13 million increase of net debt).

The net debt to EBITDA, as defined (adjusted for exceptional items) ratio increased from 1.94:1 at the end of 2012 to 2.75:1 on a reported basis for the 12-month period ending 30 June 2013 (July 2012 – June 2013 as reported).

Consolidated equity attributable to our equity holders as at 30 June 2013 was USD 47,491 million, compared to USD 41,154 million (1) as at 31 December 2012. The combined effect of the weakening of mainly the closing rates of the Brazilian real and the Argentinean peso and the strengthening of mainly the closing rates of the euro, the pound sterling, the Mexican peso, the Russian ruble and the Chinese yuan resulted in a foreign exchange translation adjustment of USD 1,680 million. Further details on equity movements can be found in our consolidated statement of changes in equity included herein.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2013 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in note 16 and note 19 to our unaudited interim condensed consolidated financial statements as of 30 June 2013, and for the six-month periods ended 30 June 2013 and 2012.

(1)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Outlook

Our outlook for 2013 has been updated to include Mexico:

We will continue to pursue our focus brands and premiumization strategy in the U.S., supported by a healthy innovation pipeline and a strong sales execution plan. We expect the pressure on volumes in Brazil to continue in the short term and, as a result, we expect beer industry volume growth in Brazil in full year 2013 to be either flat or down low single-digits. We continue to expect solid industry volume growth in China in 2013.

We expect revenue per hectoliter to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives.

We expect cost of sales per hectoliter to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily Brazilian real/US dollar), being partly mitigated by procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid single digits.

We will continue to drive top-line performance by investing behind our brands and expect our sales and marketing investments to increase by mid to high single digits in full year 2013.

We expect the average coupon on net debt to be in the range of 4.8% to 5.3% in full year 2013. The average coupon is expected to decline by 50 bps as from 2014 now that the negative cash carry linked to the delay in the closing of the combination with Grupo Modelo has been eliminated. Net pension interest expense (as a result of the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above) and accretion expenses are expected to be approximately USD 40 million and USD 75 million per quarter, respectively. Other financial results will continue to be impacted by gains and losses related to the hedging of our share based payment programs.

We are amending our guidance for net capital expenditure in 2013 from USD 3.7 billion to around USD 3.9 billion. This increase is due to the inclusion of Mexico in our guidance. The remainder of the increase over 2012 is being driven mainly by investments in capacity expansion in Brazil and China, in addition to commercial capital expenditures linked to our strong innovation pipeline and market programs.

The reported net debt to EBITDA ratio (adjusted for exceptional items) reached 2.75:1 at the end of June 2013, reflecting the combination with Grupo Modelo. We expect this ratio to fall below 2.0:1 during the course of 2014. Approximately one third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro.

Recent Developments

AMBEV STOCK SWAP MERGER

On 7 December 2012, Companhia de Bebidas das Américas – Ambev (“Ambev”), our majority-owned subsidiary, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting, a corporate restructuring to combine Ambev’s current dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Ambev shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Ambev’s capital structure.

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring will be implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Ambev with Ambev S.A., which is currently a non-reporting Brazilian corporation (the “Ambev Stock Swap Merger”). We currently own, indirectly, 100% of the shares of Ambev S.A. Ambev S.A. is currently the direct controlling shareholder of Ambev, holding 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively. As a result thereof, we currently have a 61.9% indirect economic interest in Ambev and 74.0% indirect voting interest in Ambev.

Per the terms of the Ambev Stock Swap Merger, all the issued and outstanding shares of Ambev not held by Ambev S.A. will be exchanged for newly-issued common shares of Ambev S.A. Upon consummation and as a result of the Ambev Stock Swap Merger, Ambev will become a wholly-owned subsidiary of Ambev S.A. Thereafter, we will retain an unchanged indirect 61.9% economic interest in Ambev and our indirect voting interest in Ambev will be reduced to 61.9%.

UPDATE ON INVESTIGATION INQUIRING INTO INDIAN OPERATIONS

As previously disclosed, we have been informed by the SEC that it is conducting an investigation into our affiliates in India, including our non-consolidated Indian joint venture, InBev Indian Int’l Private Ltd, and whether certain relationships of agents and employees were compliant with the FCPA. We continue to cooperate in this investigation and have been informed by the Department of Justice (DOJ) that it is also conducting a similar investigation. Our investigation into the conduct in question is ongoing and we are cooperating with the SEC and the DOJ.

1.	Unaudited condensed consolidated interim financial statements	25
1.1.	Unaudited condensed consolidated interim income statement	25
1.2.	Unaudited condensed consolidated interim statement of comprehensive income	26
1.3.	Unaudited condensed consolidated interim statement of financial position	27
1.4.	Unaudited condensed consolidated interim statement of changes in equity	28
1.5.	Unaudited condensed consolidated interim statement of cash flows	29
1.6.	Notes to the unaudited condensed consolidated interim financial statements	30

1.	Unaudited condensed consolidated interim financial statements

1.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2013	2012[1]
Revenue		19 756	19 202
Cost of sales		(8 355)	(8 051)

Gross profit		11 401	11 151

Distribution expenses		(1 936)	(1 907)
Sales and marketing expenses		(2 869)	(2 681)
Administrative expenses		(1 074)	(1 034)
Other operating income/(expenses)		408	270

Restructuring (including impairment losses)	7	(62)	(7)
Business and asset disposal (including impairment losses)	7	—	39
Acquisition costs business combinations	7	(74)	(9)
Fair value adjustments	7	6 415	—

Profit from operations		12 209	5 822

Finance cost	8	(1 501)	(1 307)
Finance income	8	227	428

Net finance cost		(1 274)	(879)

Share of result of associates	13	283	328

Profit before tax		11 218	5 271

Income tax expense	9	(849)	(732)

Profit		10 369	4 539

Attributable to:
Equity holders of AB InBev		9 509	3 606
Non-controlling interest		860	933

Basic earnings per share	15	5.92	2.26
Diluted earnings per share	15	5.81	2.22

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

1.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit	10 369	4 539

Other comprehensive income: Items that will not be reclassified to profit or loss:
Actuarial gains/(losses)	53	33

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(2 033)	(189)
Effective portion of changes in fair value of net investment hedges	58	(276)
Cash flow hedges
Recognized in equity	418	8
Removed from equity and included in profit or loss	28	(108)
Removed from equity and included in the initial cost of inventories and investment	—	(24)
Share of other comprehensive results of associates	—	281

	(1 529)	(308)

Other comprehensive income, net of tax	(1 476)	(275)

Total comprehensive income	8 893	4 264

Attributable to:
Equity holders of AB InBev	8 327	3 412
Non-controlling interest	566	852

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

1.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2013	31 December 2012[1]	1 January 2012[1]
ASSETS
Non-current assets
Property, plant and equipment	10	20 374	16 461	16 022
Goodwill	11	70 630	51 766	51 302
Intangible assets	12	29 396	24 371	23 818
Investments in associates	13	171	7 090	6 696
Investment securities		285	256	244
Deferred tax assets		1 199	807	673
Employee benefits		12	12	10
Trade and other receivables		1 472	1 228	1 339

		123 539	101 991	100 104

Current assets
Investment securities	14	219	6 827	103
Inventories		3 219	2 500	2 466
Income tax receivable		95	195	312
Trade and other receivables		4 849	4 023	4 121
Cash and cash equivalents	14	6 701	7 051	5 320
Assets held for sale		41	34	1

		15 124	20 630	12 323

Total assets		138 663	122 621	112 427

EQUITY AND LIABILITIES
Equity
Issued capital	15	1 735	1 734	1 734
Share premium		17 590	17 574	17 557
Reserves		778	327	469
Retained earnings		27 388	21 519	17 744

Equity attributable to equity holders of AB InBev		47 491	41 154	37 504

Non-controlling interest		4 476	4 299	3 552

		51 967	45 453	41 056
Non-current liabilities
Interest-bearing loans and borrowings	16	45 199	38 951	34 598
Employee benefits		3 836	3 687	3 428
Deferred tax liabilities		12 100	11 168	11 279
Trade and other payables	18	4 581	2 313	1 548
Provisions		574	641	874

		66 290	56 760	51 727
Current liabilities
Bank overdrafts	14	10	—	8
Interest-bearing loans and borrowings	16	5 141	5 390	5 559
Income tax payable		1 716	543	499
Trade and other payables	18	13 295	14 295	13 337
Provisions		244	180	241

		20 406	20 408	19 644

Total equity and liabilities		138 663	122 621	112 427

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	As reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

1.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev[1]										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Deferred share instrument	Retained earnings	Total
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 160)	—	17 744	37 504	3 552	41 056
Profit	—	—	—	—	—	—	—	—	3 606	3 606	933	4 539
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(365)	—	—	—	—	(365)	(100)	(465)
Cash flow hedges	—	—	—	—	—	(138)	—	—	—	(138)	14	(124)
Actuarial gains/(losses)	—	—	—	—	—	—	28	—	—	28	5	33
Share of other comprehensive results of associates	—	—	—	—	281	—	—	—	—	281	—	281
Total comprehensive income	—	—	—	—	(84)	(138)	28	—	3 606	3 412	852	4 264
Shares issued	—	6	—	—	—	—	—	—	—	6	—	6
Dividends	—	—	—	—	—	—	—	—	(2 705)	(2 705)	(426)	(3 131)
Treasury shares	—	—	56	—	—	—	—	—	—	56	(3)	53
Share-based payments	—	—	—	67	—	—	—	—	—	67	6	73
Scope and other changes	—	—	—	—	—	—	—	—	(636)	(636)	49	(587)

As per 30 June 2012	1 734	17 563	(1 081)	603	2 334	(326)	(1 132)	—	18 009	37 704	4 030	41 734

	Attributable to equity holders of AB InBev[1]										Non- controlling interest	Total equity
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Deferred share instrument	Retained earnings	Total
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	9 509	9 509	860	10 369
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(1 680)	—	—	—	—	(1 680)	(295)	(1 975)
Cash flow hedges	—	—	—	—	—	447	—	—	—	447	(1)	446
Actuarial gains/(losses)	—	—	—	—	—	—	51	—	—	51	2	53
Share of other comprehensive results of associates	—	—	—	—	—	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	(1 680)	447	51	—	9 509	8 327	566	8 893
Shares issued	1	16	—	—	—	—	—	1 500	—	1 517	—	1 517
Dividends	—	—	—	—	—	—	—	—	(3 512)	(3 512)	(455)	(3 967)
Treasury shares	—	—	63	—	—	—	—	—	—	63	—	63
Share-based payments	—	—	—	70	—	—	—	—	—	70	8	78
Scope and other changes	—	—	—	—	—	—	—	—	(128)	(128)	58	(70)

As per 30 June 2013	1 735	17 590	(937)	763	467	368	(1 383)	1 500	27 388	47 491	4 476	51 967

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	As reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

1.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2013	2012[1]
OPERATING ACTIVITIES
Profit		10 369	4 539
Depreciation, amortization and impairment		1 395	1 353
Impairment losses on receivables, inventories and other assets		56	49
Additions/(reversals) in provisions and employee benefits		120	17
Net finance cost	8	1 274	879
Loss/(gain) on sale of property, plant and equipment and intangible assets		(3)	(42)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(7)	2
Revaluation of initial investment in Grupo Modelo		(6 415)	—
Equity-settled share-based payment expense	17	105	98
Income tax expense	9	849	732
Other non-cash items included in the profit		(28)	37
Share of result of associates	13	(283)	(328)

Cash flow from operating activities before changes in working capital and use of provisions		7 432	7 336

Decrease/(increase) in trade and other receivables		(343)	(114)
Decrease/(increase) in inventories		(199)	(227)
Increase/(decrease) in trade and other payables	18	(997)	(815)
Pension contributions and use of provisions		(282)	(453)

Cash generated from operations		5 611	5 727

Interest paid		(1 202)	(1 047)
Interest received		129	80
Dividends received		601	717
Income tax paid		(1 455)	(882)

CASH FLOW FROM OPERATING ACTIVITIES		3 684	4 595

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		64	71
Acquisition of subsidiaries, net of cash acquired	6	(16 880)	(1 346)
Purchase of non-controlling interest	15	(51)	(25)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 393)	(1 210)
Proceeds from the sale of assets held for sale	14	4 787	—
Net proceeds from sale/(acquisition) of investment in short-term debt securities	14	6 703	(1)
Net proceeds from sale/(acquisition) of other assets		(160)	(34)
Net repayments/(payments) of loans granted		(3)	10

CASH FLOW FROM INVESTING ACTIVITIES		(6 933)	(2 535)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	15	41	95
Proceeds from borrowings		18 071	6 377
Payments on borrowings		(11 762)	(6 692)
Cash received for deferred shares instrument		1 500	—
Cash net finance costs other than interests		11	(214)
Dividends paid		(4 562)	(3 079)

CASH FLOW FROM FINANCING ACTIVITIES		3 299	(3 513)

Net increase/(decrease) in cash and cash equivalents		50	(1 453)

Cash and cash equivalents less bank overdrafts at beginning of year		7 051	5 312
Effect of exchange rate fluctuations		(410)	(186)

Cash and cash equivalents less bank overdrafts at end of period	14	6 691	3 673

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

1.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	31
Statement of compliance	31
Summary of significant accounting policies	31
Use of estimates and judgments	33
Segment reporting	35
Acquisitions and disposals of subsidiaries	37
Exceptional items	39
Finance cost and income	40
Income taxes	42
Property, plant and equipment	43
Goodwill	43
Intangible assets	44
Investment in associates	44
Cash and cash equivalents and investments in short-term debt securities	45
Changes in equity and earnings per share	45
Interest-bearing loans and borrowings	47
Share-based payments	48
Trade and other payables	49
Risks arising from financial instruments	50
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customer and other	53
Contingencies	53
Related parties	55
Supplemental guarantor financial information	55
Events after the balance sheet date	61

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. The company invests the majority of its brand-building resources on its Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 150 000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2013 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2013 and for the six-month periods ended 30 June 2013 and 30 June 2012 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2013.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2012. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2012, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1st JANUARY 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts in the company’s financial statements include:

•

Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on AB InBev’s consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in AB InBev’s consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit or loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the company has determined that, upon initial application of IAS 19 (Revised 2011), the net interest component would be presented as part of the company’s net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and the decision of the company to present the net interest component as part of the company’s net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is 146m US dollar higher than previously reported, with profits from operations and net finance costs higher by 14m US dollar and 160m US dollar, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability by 12m US dollar as at 31 December 2012 and as at 1st January 2012.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Unaudited condensed consolidated interim income statement

For the period ended Million US dollar	30 June 2012 (adjusted)	30 June 2012 (reported)	31 December 2012 (adjusted)	31 December 2012 (reported)
Revenue	19 202	19 202	39 758	39 758

Cost of sales	(8 051)	(8 064)	(16 422)	(16 447)
Distribution expenses	(1 907)	(1 906)	(3 787)	(3 785)
Sales and marketing expenses	(2 681)	(2 683)	(5 254)	(5 258)
Administrative expenses	(1 034)	(1 027)	(2 199)	(2 187)
Other operating income/(expenses)	270	270	684	684
Normalized profit from operations (EBIT)	5 799	5 792	12 779	12 765

Exceptional items above EBIT	23	23	(32)	(32)
Profit from operations (EBIT)	5 822	5 815	12 747	12 733

Net finance cost	(879)	(797)	(2 366)	(2 206)
Share of result of associates	328	328	624	624
Profit before tax	5 271	5 346	11 005	11 151

Income tax expense	(732)	(750)	(1 680)	(1 717)

Profit	4 539	4 596	9 325	9 434

Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	31 December 2012 (adjusted)	31 December 2012 (reported)	1st January 2012 (adjusted)
Equity	45 453	45 441	41 056

Non-current liabilities	56 760	56 772	51 727
Employee benefits	3 687	3 699	3 428

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2012 and 2013.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	30 June 2013	31 December 2012	30 June 2012	30 June 2013	30 June 2012
Argentinean peso	5.385199	4.917311	4.525301	5.063562	4.366299
Brazilian real	2.215599	2.043500	2.021297	2.027497	1.832082
Canadian dollar	1.048470	0.995679	1.022319	1.015568	1.001995
Chinese yuan	6.137616	6.230640	6.355112	6.193392	6.310920
Euro	0.764526	0.757920	0.794281	0.763732	0.765338
Mexican Peso	13.027844	13.024470	13.403776	12.666379	13.247100
Pound sterling	0.655351	0.618538	0.640825	0.648755	0.631830
Russian ruble	32.708393	30.372685	32.817460	30.978015	30.404338
Ukrainian hryvnia	7.993037	7.992997	7.992523	7.993008	7.989581

(C)	RECENTLY ISSUED IFRS

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2013:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For six-month period ended 30 June 2013, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2013, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2012, except as for the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the Grupo Modelo purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev unaudited financial statements as of 4 June 2013. Detail is provided in Note 6 – Acquisition and disposals of Subsidiaries of these unaudited condensed consolidated interim financial statements.

5.	SEGMENT REPORTING

AB InBev has updated its 2012 segment reporting for purposes of internal review by senior management. This presentation (further referred to as the “2012 Reference base”) includes Grupo Modelo’s results as from 4 June 2012, for comparative purposes. The 2012 Reference base also reflects the effects of retrospective application on the revised IAS 19 - Employee Benefits (see Note 3 Summary of significant accounting policies) and the transfer of management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North, thus with no impact at the consolidated level. The tables below provide the segment information per zone for the six-month period ended 30 June 2012 and 2013 in the format that is used by management to monitor performance. The differences between the 2012 Reference base and the 2012 unaudited income statement as Reported represent the effect of the combination with Grupo Modelo.

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2012.

SEGMENT REPORTING (2012 REFERENCE BASE)

	North America		Mexico		Latin America North		Latin America South		Western Europe
	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base
Volume	61	63	3	3	55	57	17	19	13	14
Revenue	7 962	7 953	410	374	5 055	5 199	1 520	1 477	1 685	1 768
Cost of sales	(3 266)	(3 266)	(143)	(146)	(1 723)	(1 678)	(594)	(601)	(721)	(761)
Distribution expenses	(635)	(664)	(35)	(39)	(666)	(653)	(151)	(139)	(177)	(188)
Sales and marketing expenses	(925)	(895)	(67)	(80)	(696)	(631)	(180)	(169)	(340)	(339)
Administrative expenses	(231)	(236)	(34)	(47)	(264)	(272)	(52)	(50)	(121)	(127)
Other operating income/(expenses)	31	29	7	21	302	172	(10)	(7)	8	6
Normalized profit from operations (EBIT)	2 936	2 922	137	83	2 008	2 136	534	511	334	360
Depreciation, amortization and impairment	(384)	(406)	(31)	(31)	(376)	(350)	(94)	(94)	(155)	(169)
Normalized EBITDA	3 320	3 328	169	113	2 384	2 486	628	605	489	529
Normalized EBITDA margin in %	41.7%	41.8%	41.2%	30.3%	47.2%	47.8%	41.3%	40.9%	29.0%	29.9%

	Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Effect of acquisition		Consolidated
	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Bridge to Reported	2013	2012 Reported[1]
Volume	10	11	32	28	4	4	—	(4)	196	195
Revenue	742	826	1619	1 306	762	781	—	(482)	19 756	19 202
Cost of sales	(411)	(455)	(916)	(750)	(580)	(601)	—	206	(8 355)	(8 051)
Distribution expenses	(77)	(98)	(137)	(110)	(58)	(57)	—	42	(1 936)	(1 907)
Sales and marketing expenses	(180)	(208)	(390)	(337)	(89)	(106)	—	84	(2 869)	(2 681)
Administrative expenses	(45)	(51)	(146)	(122)	(181)	(178)	—	48	(1 074)	(1 034)
Other operating income/(expenses)	—	2	48	47	20	21	—	(22)	408	270
Normalized profit from operations (EBIT)	28	15	78	35	(126)	(139)	—	(123)	5 930	5 799
Depreciation, amortization and impairment	(89)	(99)	(192)	(153)	(74)	(84)	—	31	(1 395)	(1 353)
Normalized EBITDA	117	114	270	188	(52)	(56)	—	(154)	7 325	7 152
Normalized EBITDA margin in %	15.7%	13.8%	16.7%	14.4%	—	—	—	—	37.1%	37.2%

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

SEGMENT REPORTING (2012 REPORTED)

	North America		Mexico		Latin America North		Latin America South		Western Europe
	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]
Volume	61	63	3	—	55	57	17	19	13	14

Revenue	7 962	7 953	410	—	5 055	5 199	1 520	1 477	1 685	1 763

Cost of sales	(3 266)	(3 266)	(143)	—	(1 723)	(1 678)	(594)	(601)	(721)	(760)
Distribution expenses	(635)	(664)	(35)	—	(666)	(653)	(151)	(139)	(177)	(188)
Sales and marketing expenses	(925)	(895)	(67)	—	(696)	(631)	(180)	(169)	(340)	(337)
Administrative expenses	(231)	(236)	(34)	—	(264)	(272)	(52)	(50)	(121)	(127)
Other operating income/(expenses)	31	29	7	—	302	172	(10)	(7)	8	6
Normalized profit from operations (EBIT)	2 936	2 922	137	—	2 008	2 136	534	511	334	358

Exceptional items (refer Note 7)	—	25	(43)	—	(1)	(15)	(2)	—	(3)	5
Profit from operations (EBIT)	2 936	2 947	95	—	2 007	2 122	532	511	331	363

Net finance cost	(397)	(291)	16	—	(242)	(132)	(14)	3	(289)	(140)
Share of result of associates	277	329	4	—	—	—	—	—	1	(1)
Profit before tax	2 816	2 985	115	—	1 765	1 990	518	514	43	222

Income tax expense	(803)	(1 012)	(37)	—	(176)	(186)	(163)	(141)	46	(82)

Profit	2 013	1 973	78	—	1 589	1 804	355	373	89	140

Normalized EBITDA	3 320	3 328	169	—	2 384	2 486	628	605	489	527
Exceptional items (including impairment)	—	25	(43)	—	(1)	(15)	(2)	—	(3)	5
Depreciation, amortization and impairment	(384)	(406)	(31)	—	(376)	(349)	(94)	(94)	(155)	(169)
Net finance cost	(397)	(291)	16	—	(242)	(132)	(14)	3	(289)	(140)
Share of results of associates	277	329	4	—	—	—	—	—	1	(1)
Income tax expense	(803)	(1 012)	(37)	—	(176)	(186)	(163)	(141)	46	(82)

Profit	2 013	1 973	78	—	1 589	1 804	355	373	89	140

Normalized EBITDA margin in %	41.7%	41.8%	41.2%	—	47.2%	47.8%	41.3%	41.0%	29.0%	29.9%

Segment assets	64 709	72 845	30 196	—	17 175	18 268	4 075	4 335	6 104	5 939

Intersegment elimination
Non-segmented assets
Total assets

Segment liabilities	7 479	8 292	3 927	—	4 540	7 228	1 418	1 782	3 871	3 751
Intersegment elimination
Non-segmented liabilities
Total liabilities

	Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]
Volume	10	11	32	28	4	3	196	195

Revenue	742	826	1 619	1 306	762	677	19 756	19 202

Cost of sales	(411)	(455)	(916)	(750)	(580)	(542)	(8 355)	(8 051)
Distribution expenses	(77)	(98)	(137)	(110)	(58)	(55)	(1 936)	(1 907)
Sales and marketing expenses	(180)	(208)	(390)	(337)	(89)	(103)	(2 869)	(2 681)
Administrative expenses	(45)	(51)	(146)	(122)	(181)	(177)	(1 074)	(1 034)
Other operating income/(expenses)	—	2	48	47	20	21	408	270
Normalized profit from operations (EBIT)	28	15	78	35	(126)	(179)	5 930	5 799

Exceptional items (refer Note 7)	(2)	2	(9)	—	6 340	6	6 279	23
Profit from operations (EBIT)	26	18	69	35	6 214	(173)	12 209	5 822

Net finance cost	(44)	(53)	4	(1)	(307)	(266)	(1 274)	(879)
Share of result of associates	—		—	—	—	—	283	328
Profit before tax	(18)	(35)	73	34	5 908	(439)	11 218	5 271

Income tax expense	17	(13)	(32)	(25)	299	728	(849)	(732)

Profit	(1)	(48)	41	9	6 206	289	10 369	4 539

Normalized EBITDA	117	114	270	188	(52)	(95)	7 325	7 152
Exceptional items (including impairment)	(2)	2	(9)	—	6 340	6	6 279	23
Depreciation, amortization and impairment	(89)	(98)	(192)	(153)	(74)	(84)	(1 395)	(1 353)
Net finance cost	(44)	(53)	4	(1)	(307)	(266)	(1 274)	(879)
Share of results of associates	—	—	—	—	—	—	283	328
Income tax expense	17	(13)	(32)	(25)	299	728	(849)	(732)

Profit	(1)	(48)	41	9	6 206	289	10 369	4 539

Normalized EBITDA margin in %	15.7%	13.8%	16.7%	14.4%	—	—	37.1%	37.2%

Segment assets	2 039	2 153	5 824	5 028	3 605	3 865	133 728	112 432

Intersegment elimination							(4 371)	(5 557)
Non-segmented assets							9 306	15 746
Total assets							138 663	122 621

Segment liabilities	650	578	2 753	2 467	2 050	2 242	26 687	26 341
Intersegment elimination							(4 371)	(5 557)
Non-segmented liabilities							116 347	101 837
Total liabilities							138 663	122 621

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2013 and 2012:

Million US dollar	2013 Acquisitions	2012 Acquisitions
Non-current assets
Property, plant and equipment	4 641	379
Intangible assets	5 093	486
Investment in subsidiaries	44	—
Interest-bearing loans granted	—	311
Investment in associates	75	—
Investment securities	39	—
Trade and other receivables	65	1

Current assets
Inventories	614	32
Income tax receivable	1	—
Trade and other receivables	688	52
Cash and cash equivalents	2 674	28
Assets classified as held for sale	4 806	2

Non-controlling interests	(40)	—

Non-current liabilities
Interest-bearing loans and borrowings	—	(229)
Trade and other payables	(472)	(10)
Employee benefits	(256)	(4)
Provisions	(21)	(21)
Deferred tax liabilities	(1 084)	(143)

Current liabilities
Interest-bearing loans and borrowings	(68)	—
Income tax payable	(1 268)	—
Interest-bearing loans and borrowings	—	(45)
Trade and other payables	( 1 142)	(60)
Provisions	(16)	—

Net identifiable assets and liabilities	14 373	779

Goodwill on acquisitions	20 204	1 097
Acquisition-date fair value of the previously held equity interest	(12 946)	—
Shareholdings increases	(11)	(355)
Consideration to be paid	(2 067)	(1)
Net cash paid on prior years acquisitions	1	8
Non-cash consideration	—	(154)

Consideration paid, satisfied in cash	19 554	1 374

Cash (acquired)	(2 674)	(28)

Net cash outflow	16 880	1 346

2013 ACQUISITIONS

The following transactions took place in 2013:

COMBINATION WITH GRUPO MODELO

On 4 June 2013, AB InBev completed the combination with Grupo Modelo pursuant to the Transaction agreement between AB InBev and Grupo Modelo S.A.B de CV announced on 29 June 2012. This agreement was a natural next step, given AB InBev’s economic stake of more than 50 % in Grupo Modelo, prior to the transaction and the successful long-term partnership between the two companies. The combined company will lead the beer industry with roughly 400m hectoliters of beer volume annually.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share, in a transaction value at 20.1 billion US dollar. By 4 June 2013 and following the settlement of the tender offer AB InBev owned approximately 95 % of Grupo Modelo’s outstanding shares. On 4 June 2013, AB InBev established and funded a Trust that will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months, during which time Grupo Modelo will continue to be quoted on the Mexican stock exchange. By 30 June 2013, 2.1 billion US dollar are deposited with the Trust and are reported in these unaudited financial statements as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 30 June 2013 (see also Note 14 Cash and cash equivalents and investments in short-term debt securities and Note 18 Trade and other payables).

AB InBev financed the transactions with funds drawn under the 2012 Facilities Agreement and cash, cash equivalents and short term investment in debt securities the company had accumulated pending the closing of the Grupo Modelo transaction. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement (see also Note 14 Cash and cash equivalents and investments in short-term debt securities and Note 18 Interest bearing loans and borrowings).

Transaction costs for the combination approximated 0.1 billion US dollar and were reported as incurred in the exceptional expenses in 2012 and 2013.

On 23 April 2013, as part of a Grupo Modelo pre-closing corporate structure reorganization, AB InBev performed a capital increase in Grupo Modelo. The 959m US dollar capital contribution increased the cash at closing held by Grupo Modelo without impact on the net purchase consideration.

For business combinations achieved in stages, IFRS requires that any previously held interest of an acquirer in an acquiree is adjusted to its fair value as of the acquisition date with any resulting gain (or loss) reported in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income (“OCI”) related to such investment be recycled to the consolidated income statement, as if such investment was sold. AB InBev has estimated the fair value of the initial 50.34% economic interest it held directly and indirectly in Grupo Modelo at 12.9 billion US dollar and has recycled 199m US dollar from OCI to the consolidated income statement, resulting in a net exceptional, non-cash gain of 6.4 billion US dollar (see also note 7 Exceptional items).

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of Grupo Modelo’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the Grupo Modelo business as of 4 June 2013:

Million US dollar	Before Purchase Price Allocation	Purchase Price Allocation	After Purchase Price Allocation
Non-current assets
Property, plant and equipment	4 609	(79)	4 530
Goodwill	796	(796)	—
Intangible assets	458	4 480	4 938
Investment in associates	79	(4)	75
Investment securities	19	—	19
Trade and other receivables	65	—	65

Current assets
Inventories	630	(38)	592
Trade and other receivables	617	—	617
Income tax receivable	91	(91)	—
Assets held for sale	909	3 897	4 806
Cash and cash equivalent	2 610	—	2 610

Non-current liabilities
Employee benefits	(256)	—	(256)
Provisions	(1)	(20)	(21)
Trade and other payables	(77)	(395)	(472)
Deferred tax liabilities	(418)	(642)	(1 060)

Current liabilities
Interest-bearing loans and borrowings	(67)	—	(67)
Income tax payable	—	(1 266)	(1 266)
Trade and other payables	(845)	(136)	(981)
Provisions	(16)	—	(16)

Net identified assets and liabilities	9 203	4 910	14 113

Goodwill on acquisition			19 895

Net assets acquired			34 008

Cash consideration (including Trust)			20 103
Acquisition-date fair value of the previously held equity interest			12 946
Equity increase 23 April 2013			959

Total gross purchase consideration			34 008

Cash and cash equivalent acquired			(2 610)

Total net purchase consideration			31 398

The transaction resulted in 19.9 billion US dollar of goodwill provisionally allocated primarily to the Mexico business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in Grupo Modelo. Management’s assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of AB InBev best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The intangibles with an indefinite life mainly include the Corona brand family, the Modelo brand family and the Victoria brand family and have been fair valued for a total amount of 4.5 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 28%.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. (“Constellation”). The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports for a total consideration of 1.845 billion US dollar and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to Gupo Modelo’s brands distributed by Crown in the US for 2.9 billion US dollar, subject to a post-closing adjustment. These assets were recognized as assets held for sale at their after tax net realizable value in the opening balance sheet.

AB InBev and Constellation have established a three-year transition services agreement to ensure the smooth transition of the operations of the Piedras Negras brewery. A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Constellation can purchase inventory from AB InBev under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand. As part of the opening balance sheet AB InBev recognized a liability of 204m US dollar for prepaid discounts related to the temporary supply agreement. The prepaid discount will be amortized in the consolidated income statement in line with volumes sold to Constellation.

As of 4 June 2013, the completion date of the transaction, Grupo Modelo contributed 514m US dollar to the revenue and 110m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2013 it is estimated that AB InBev’s unaudited combined revenue, profit from operations and profit would have been higher by 2.9 billion US dollar, 0.7 billion US dollar, and 0.6 billion US dollar respectively. The unaudited combined data includes certain purchase accounting adjustments such as the estimated changes in depreciations and amortization expenses on acquired tangible and intangible assets. However, the unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of Grupo Modelo. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2013 or that may result in the future.

OTHER ACQUISITIONS

On 27 April 2013, AB InBev completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately 440m USD. The acquired business had an immaterial impact on profit in the first six months of the year. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

In January 2013, Ambev acquired different distributors in Brazil for a total consideration of 47m US dollar. The acquired businesses had an immaterial impact on profit in the first six months of the year. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. By 30 June 2013, 10m US dollar remains payable on these acquisitions and is recognized as a deferred consideration on acquisitions.

During the first five months of 2013, Ambev acquired an additional 0.92% stake in Cervecería Nacional Dominicana S.A. (“CND”) for a total consideration of 22m US dollar, as part of the 2012 transaction in which Ambev acquired a controlling interest in CND. See also Note 6 Acquisition and Disposal of subsidiaries of the 31 December 2012 consolidated financial statements.

During the first six months of 2013, AB InBev paid 1m US dollar to former Anheuser-Busch shareholders (8m US dollar in the first six months of 2012). By 30 June 2013, 10m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2012 ACQUISITIONS

In January 2012, the company acquired Western Beverage LLC in Eugene, Oregon, United States, a major wholesaler in that territory. Furthermore, Ambev acquired in January 2012 all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates.

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), closed a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date.

DISPOSALS

No disposals occurred in the six-month period ending 30 June 2013 and 2012.

7.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Restructuring (including impairment losses)	(62)	(7)
Fair value adjustments	6 415	—
Acquisition costs business combinations	(74)	(9)
Business and asset disposal (including impairment losses)	—	39

Impact on profit from operations	6 279	23

The exceptional restructuring charges for the six-month period ended 30 June 2013 total (62)m US dollar. These charges primarily relate to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe and Latin America South. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in additional to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Fair value adjustments recognized in 2013 for a total of 6 415m US dollar, relate to the exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3 – see also Note 6 Acquisition and disposal of subsidiaries.

Acquisition costs of business combinations amount to (74)m US dollars by the end of June 2013 relating to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013 – see also Note 6 Acquisition and disposal of subsidiaries.

There were no business or asset disposals for the six-month period ended 30 June 2013.

The exceptional restructuring charges for the six-month period ended 30 June 2012 totaled (7)m US dollar. These charges primarily related to organizational alignments in North America and to the integration of Cervecería Nacional Dominicana S.A.

Per end of June 2012, acquisition costs of business combinations amounted to (9)m US dollar and are related to the acquisition of Cervecería Nacional Dominicana S.A. on 11 May 2012.

39m US dollar business and asset disposal (including impairment losses) as per 30 June 2012 resulted mainly from the sale of non-core assets in the United States, with a net gain of 29m US dollar and 10m US dollar reversal of provisions for contractual exposures related to divestitures of previous years.

The company also incurred exceptional finance cost of (19)m US dollar for the six-month period ended 30 June 2013 (30 June 2012: (1)m US dollar) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 30 June 2013 increased income taxes by (109)m US dollar (30 June 2012: (7)m US dollar increase of income taxes).

Non-controlling interest on the exceptional items amounts to 1m US dollar for the six-month period ended 30 June 2013 (30 June 2012: 5m US dollar).

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Interest expense	(1 046)	(1 029)
Capitalization of borrowing costs	21	29
Net interest on net defined benefit liabilities	(76)	(82)
Accretion expense	(153)	(109)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	—	(27)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(48)	—
Tax on financial transactions	(25)	(42)
Other financial costs, including bank fees	(74)	(46)

	(1 401)	(1 306)
Exceptional finance costs	(100)	(1)

	(1 501)	(1 307)

Finance costs, excluding exceptional items, increased by 95m US dollar from prior year mainly driven by higher interest and accretion expenses, net losses on hedging instruments that are not part of a hedge accounting relationship, as well as other financial costs. Interest expense increased by 17m US dollar compared to 2012. The increase is mainly due to bond issuances during the second half of 2012 and the first quarter of 2013 to support the Modelo combination.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela following the devaluation of the country’s currency.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

Following the acquisition of the remaining stake in Grupo Modelo, AB InBev recognized an exceptional expense of 100m US dollar in 2013 mainly composed of utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement. The accelerated accretion follows the repayment and termination of the 2012 Facilities Agreement in June 2013. See also Note 16 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Interest income	125	117
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	7	—
Net gains on hedging instruments that are not part of a hedge accounting relationship	—	297
Other financial income	14	14

	146	428
Exceptional finance income	81	—

	227	428

Finance income, excluding exceptional items, decreased mainly due to the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached 390m US dollar in the first six months of 2012 and 105m US dollar in the first six months of 2013.

Exceptional net finance income was 81m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 June 2013, 93% of the deferred share instrument had been hedged at an average price of approximately 67 euro per share. See also Note 15 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Current tax expense
Current year	(1 335)	(1 307)
Deferred tax (expense)/income	486	575

Total income tax expense in the income statement	(849)	(732)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit before tax	11 218	5 271
Deduct share of result of associates	283	328

Profit before tax and before share of result of associates	10 935	4 943

Adjustments on taxable basis
Expenses not deductible for tax purposes	154	75
Taxable intercompany dividends	9	86
Non-taxable financial and other income	(6 847)	(368)

	4 251	4 736

Aggregated weighted nominal tax rate	32.6%	32.7%

Tax at aggregated weighted nominal tax rate	(1 388)	(1 549)

Adjustments on tax expense
Utilization of tax losses not previously recognized	7	1
Recognition of deferred taxes assets on previous years’ tax losses	—	1
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(102)	(130)
(Underprovided)/overprovided in prior years	47	129
Tax savings from tax credits and special tax status	610	727
Change in tax rate	44	(4)
Withholding taxes	(63)	(60)
Other tax adjustments	(4)	153

	(849)	(732)

Effective tax rate	7.8%	14.8%

The total income tax expense for the six-month period ended 30 June 2013 amounts to 849m US dollar compared to 732m US dollar for the same period 2012. The effective tax rate decreased from 14.8% for the six-month period ended 30 June 2012 to 7.8% for the six-month period ended 30 June 2013, mainly resulting from the non-taxable nature of the exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo (see also Note 6 Acquisition and disposal of subsidiaries and Note 7 Exceptional), gains from certain derivatives related to the hedging of share-based payment programs, changes of profit mix to countries with lower marginal tax rates, as well as incremental income tax benefits. This decrease was partially offset by the combination with Grupo Modelo, which has a nominal tax rate of 30%.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2013					31 December 2012
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8 173	19 988	3 328	1 619	33 108	31 357
Effect of movements in foreign exchange	(246)	(683)	(141)	(55)	(1 125)	(450)
Acquisitions	7	156	42	1 011	1 216	3 032
Acquisitions through business combinations	1 782	1 882	490	487	4 641	384
Disposals	(18)	(222)	(144)	—	(384)	(1 043)
Disposals through the sale of subsidiaries	—	—	—	—	—	(17)
Transfer (to)/from other asset categories and other movements	199	737	(14)	(1 013)	(91)	(155)

Balance at end of the period	9 897	21 858	3 561	2 049	37 365	33 108

Depreciation and impairment losses
Balance at end of previous year	(2 616)	(11 510)	(2 518)	(3)	(16 647)	(15 335)
Effect of movements in foreign exchange	79	401	98	—	578	156
Disposals	16	188	134	—	338	906
Disposals through the sale of subsidiaries	—	—	—	—	—	4
Depreciation	(176)	(893)	(152)	—	(1 221)	(2 401)
Impairment losses	(1)	(21)	—	(1)	(23)	(62)
Transfer to/(from) other asset categories and other movements	(2)	(70)	56	—	(16)	85

Balance at end of the period	(2 700)	(11 905)	(2 382)	(4)	(16 991)	(16 647)

Carrying amount
at 31 December 2012	5 557	8 478	810	1 616	16 461	16 461
at 30 June 2013	7 197	9 953	1 179	2 045	20 374	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 89m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 1 085m US dollar as at 30 June 2013 compared to 415m US dollar as at 31 December 2012. The increase results from projects mainly in Brazil and China

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2013 of leased land and buildings was 157m US dollar (31 December 2012: 168m US dollar) and of leased plant and equipment 1m US dollar (31 December 2012: 14m US dollar).

11.	GOODWILL

Million US dollar	30 June 2013	31 December 2012
Acquisition cost
Balance at end of previous year	51 773	51 309
Effect of movements in foreign exchange	(1 340)	(643)
Purchases of non-controlling interest	—	(6)
Acquisitions through business combinations	20 204	1 113

Balance at end of the period	70 637	51 773

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)

Carrying amount
at 31 December 2012	51 766	51 766
at 30 June 2013	70 630	—

Goodwill increased from 51 766m US dollar per end of December 2012 to 70 630m US dollar per end of June 2013.

Current year acquisitions through business combinations primarily reflect the Modelo combination. This transaction resulted in the recognition of goodwill of 19 895m US dollar. The other business combinations that took place in the first six months of 2013 resulted in goodwill recognition of 294m US dollar following the acquisition of four breweries in China, different distributors in Brazil and a wholesaler in the United States. The contingent consideration from the purchase of Cervecería Nacional Dominicana S.A also led to the recognition of an additional goodwill of 15m US dollar.

The effect of movements in foreign currency exchange rates during the six-month period ended 30 June 2013 amounts to 1 340m US dollar.

2012 movements represent a (643)m US dollar effect of movements in foreign currency exchange rates, a subsequent fair value adjustment of (6)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years and goodwill recognition of 1 113m US dollar for acquisitions through business combinations that took place in 2012. The business combination that resulted in the recognition of goodwill in 2012 were the acquisition of Cervecería Nacional Dominicana S.A in Dominican Republic in May 2012, the acquisition of 2 distributors in the United States and the acquisition of 2 companies by Ambev in Brazil – see also Note 6 Acquisitions and disposals of subsidiaries.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12.	INTANGIBLE ASSETS

	30 June 2013					31 December 2012
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	22 124	2 421	979	344	25 868	25 073
Effect of movements in foreign exchange	(124)	(50)	(32)	1	(205)	(33)
Acquisitions through business combinations	4 564	303	196	30	5 093	540
Acquisitions and expenditures	1	101	20	25	147	281
Disposals	—	(19)	(8)	—	(27)	(30)
Transfer (to)/from other asset categories	20	(25)	107	21	123	37

Balance at end of period	26 585	2 731	1 262	421	30 999	25 868

Amortization and impairment losses
Balance at end of previous year	—	(682)	(768)	(47)	(1 497)	(1 255)
Effect of movements in foreign exchange	—	14	20	—	34	8
Amortization	—	(94)	(50)	(10)	(154)	(284)
Disposals	—	17	8	—	25	29
Transfer to/(from) other asset categories	—	1	(13)	1	(11)	5

Balance at end of period	—	(744)	(803)	(56)	(1 603)	(1 497)

Carrying value
at 31 December 2012	22 124	1 739	211	297	24 371	24 371
at 30 June 2013	26 585	1 987	459	365	29 396	—

Current year acquisitions through business combinations primarily reflect the Modelo combination which resulted in the recognition of brands and commercial intangibles with an indefinite life of 4 698m US dollar and intangible assets with a finite life of 37m US dollar, which primarily consists of distribution agreements. These are being amortized over the term of the associated contracts ranging from 5 to 20 years.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2013	31 December 2012
Balance at end of previous year	7 090	6 696
Effect of movements in foreign exchange	121	485
Acquisition through business combination	75	—
Share of results of associates	283	624
Dividends	(601)	(719)
Transfer to other categories	(6 797)	—
Other movements	—	4

Balance at end of the period	171	7 090

Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev unaudited financial statements as of 4 June 2013, which resulted in the derecognition of the investment in associates previously held in Grupo Modelo at the same date. In line with IFRS 3, the initial stake in Grupo Modelo was re-valued at its deemed fair value at the acquisition date, resulting in an exceptional, non-cash gain reported in the consolidated income statement – see also Note 6 Acquisition and disposal of subsidiaries and Note 7 Exceptional items.

14.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2013	31 December 2012
Short-term bank deposits	2 882	2 741
US Treasury Bills	200	1 000
Cash and bank accounts	3 619	3 310

Cash and cash equivalents	6 701	7 051
Bank overdrafts	(10)	—

	6 691	7 051

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2013	31 December 2012
Current investments
Debt securities available for sale	—	91
Debt securities held for trading	219	6 736

	219	6 827

AB InBev raised a series of bonds in 2012 and in the first quarter of 2013 to support the Modelo combination. The excess liquidity resulting from these bonds was mainly invested in short-term debt securities and US Treasury Bills pending the closing of the Modelo combination which occurred on 4 June 2013.

The cash outstanding per 30 June 2013 includes restricted cash for an amount of 2 069m US dollar. This restricted cash includes 2 059m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 30 June 2013 – see also Note 18 Trade and other payables.

The restricted cash also includes 10m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2013:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 607	1 734
Changes during the period	—	1

	1 607	1 735

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar
At the end of the previous year	4.7	(241)	(759)
Changes during the period	(1.1)	51	12

	3.6	(190)	(747)

As at 30 June 2013, the total issued capital of 1 735m US dollar is represented by 1 607 209 135 shares without face value, of which 389 276 368 registered shares, 27 309 bearer shares and 1 217 905 458 dematerialized shares. For a total amount of capital of 2.1m US dollar (1.6m euro), there are still 2 135 042 of subscription rights outstanding corresponding with a maximum of 2 135 042 shares to be issued. The total of authorized, un-issued capital amounts to 48m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2013, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 27m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 24 April 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2013.

On 25 April 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was approved at the shareholders meeting. This dividend was paid out on 3 May 2012.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with the IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent will be reported through equity.

AB InBev included the weighted average number of shares promised via the deferred share instruments as of 5 June 2013 in the calculation of the basic and diluted earnings per shares.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to equity holders of AB InBev of 9 509m US dollar (30 June 2012: 3 606m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments) per end of the period, calculated as follows:

Million shares	2013	2012
Issued ordinary shares at 1 January, net of treasury shares	1 602	1 598
Effect of shares issued and share buyback programs	1	1
Effect of undelivered shares under the deferred share instrument	3	—

Weighted average number of ordinary shares at 30 June	1 606	1 599

The calculation of diluted earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to equity holders of AB InBev of 9 509m US dollar (30 June 2012: 3 606m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments) per end of the period, calculated as follows:

Million shares	2013	2012
Weighted average number of ordinary shares at 30 June	1 603	1 599
Effect of undelivered shares under the deferred share instrument	3	—
Effect of share options, warrants and restricted stock units	30	25

Weighted average number of ordinary shares (diluted) at 30 June	1 636	1 624

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit before exceptional items, attributable to equity holders of AB InBev	3 357	3 586
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	6 171	21
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(19)	(1)

Profit attributable to equity holders of AB InBev	9 509	3 606

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit attributable to equity holders of AB InBev	9 509	3 606
Weighted average number of ordinary shares	1 606	1 599
Basic EPS	5.92	2.26

Profit before exceptional items, attributable to equity holders of AB InBev	3 357	3 586
Weighted average number of ordinary shares	1 606	1 599
EPS before exceptional items	2.09	2.24

Profit attributable to equity holders of AB InBev	9 509	3 606
Weighted average number of ordinary shares (diluted)	1 636	1 624
Diluted EPS	5.81	2.22

Profit before exceptional items, attributable to equity holders of AB InBev	3 357	3 586
Weighted average number of ordinary shares (diluted)	1 636	1 624
Diluted EPS before exceptional items	2.05	2.21

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5.8m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2013.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2013	31 December 2012
Secured bank loans	83	119
Unsecured bank loans	4 084	627
Unsecured bond issues	40 833	37 988
Unsecured other loans	65	79
Finance lease liabilities	134	138

	45 199	38 951

CURRENT LIABILITIES Million US dollar	30 June 2013	31 December 2012
Secured bank loans	36	32
Commercial papers	1 792	2 088
Unsecured bank loans	676	413
Unsecured bond issues	2 624	2 840
Secured other loans	—	5
Unsecured other loans	11	9
Finance lease liabilities	2	3

	5 141	5 390

The current and non-current interest-bearing loans and borrowings amount to 50.3 billion US dollar as of 30 June 2013, compared to 44.3 billion US dollar as of 31 December 2012.

In connection with the announcement on 29 June 2012 of the acquisition of the remaining stake in Grupo Modelo that it did not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consisted of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the US principal amount of “Facility A” was reduced to 5.1 billion US dollar, following a voluntary cancellation option under the 2012 Facilities Agreement and on 31 May 2013, the company opted to cancel the remaining commitments under “Facility A”. On 3 June 2013, the company drew down 8.0 billion US dollar under “Facility B” to finance the Modelo combination. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement. As of 30 June 2013, no amount remains outstanding under the 2012 Facilities Agreement.

Furthermore, AB InBev raised the following bonds to support the Modelo combination:

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•	On 23 January 2013, AB InBev issued 500m euro aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%.

•

On 25 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued a private offering of notes in an aggregated principal amount of 1.2 billion Canadian dollar, consisting of 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2018 and 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2023. The notes will bear interest at an annual rate of 2.375% for the 2018 notes and 3.375% for the 2023 notes.

As of 30 June 2013, the outstanding balance of the 2010 senior facilities that the company entered into in April 2010 amounted to 3.5 billion US dollar.

Commercial papers amount to 1.8 billion US dollar as of 30 June 2013 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 30 June 2013. The 2012 Facilities Agreement and the 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2013 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	119	36	44	16	14	9
Commercial papers	1 792	1 792	—	—	—	—
Unsecured bank loans	4 760	676	307	216	3 561	—
Unsecured bond issues	43 457	2 624	5 381	3 981	8 819	22 652
Unsecured other loans	76	11	13	12	7	33
Finance lease liabilities	136	2	3	3	7	121

	50 340	5 141	5 748	4 228	12 408	22 815

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2012 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	151	32	48	23	26	22
Commercial papers	2 088	2 088	—	—	—	—
Unsecured bank loans	1 040	413	264	207	150	6
Unsecured bond issues	40 828	2 840	5 318	4 679	6 879	21 112
Secured other loans	5	5	—	—	—	—
Unsecured other loans	88	9	12	12	11	44
Finance lease liabilities	141	3	3	4	9	122

	44 341	5 390	5 645	4 925	7 075	21 306

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 43.1 billion US dollar as of 30 June 2013, from 30.1 billion US dollar as of 31 December 2012. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Modelo combination net of the cash acquired and the proceeds from the sales to Constellation (11.6 billion US dollar), the proceeds from the deferred share instruments (1.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.6 billion US dollar), the payment of interests and taxes (2.5 billion US dollar) and the impact of changes in foreign exchange rates (13m US dollar increase of net debt). – See also note 6 – Acquisition and disposal of subsidiaries.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2013	31 December 2012
Non-current interest-bearing loans and borrowings	45 199	38 951
Current interest-bearing loans and borrowings	5 141	5 390

	50 340	44 341
Bank overdrafts	10	—
Cash and cash equivalents	(6 701)	(7 051)
Interest bearing loans granted (included within Trade and other receivables)	(313)	(324)
Debt securities (included within Investment securities)	(244)	(6 852)

Net debt	43 092	30 114

17.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 105m US dollar for the six-month period ended 30 June 2013 (including the variable compensation expense settled in shares), as compared to 98m US dollar for the six-month period ended 30 June 2012.

[1]	Amounts have been converted to US dollar at the average rate of the period.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2013, AB InBev issued 0.8m of matching restricted stock units in relation to the 2012 bonus. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 75m US dollar, and cliff vest after five years.

LTI Warrant Plan

AB InBev granted 0.2m warrants to members of the board of directors during 2013. These warrants vest in equal installments over a three-year period (one third on 1 January 2015, one third on 1 January 2016 and one third on 1 January 2017) and represent a fair value of approximately 3m US dollar.

Long-term Incentive Stock-option Plan

As from 2010 AB InBev has in place specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. During 2013, 0.1m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of employees.

A second program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. During 2013, the company’s employees purchased shares under this program for the equivalent of 0.5m US dollar

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. During 2013, 0.2m unvested options were exchanged against 0.1m restricted shares.

Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of options. During 2013, 0.6m options were issued, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued in 2013, 0.8m restricted stock units with an estimated fair value of 37m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2013 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

During 2013, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

18.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2013	31 December 2012
Indirect taxes payable	316	381
Trade payables	421	461
Cash guarantees	11	12
Deferred consideration on acquisitions	3 259	1 125
Derivatives	136	273
Other payables	438	61

	4 581	2 313

The deferred consideration on acquisitions is mainly comprised of 2.1 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 30 June 2013. AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. Deferred consideration on acquisitions is also comprised of 1.1 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2013	31 December 2012
Trade payables and accrued expenses	8 050	8 476
Payroll and social security payables	858	883
Indirect taxes payable	1 481	1 497
Interest payable	734	870
Consigned packaging	680	639
Cash guarantees	64	53
Derivatives	916	1 008
Dividends payable	239	765
Deferred income	28	28
Deferred consideration on acquisitions	31	41
Other payables	214	35

	13 295	14 295

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 28 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements).

19.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 28 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2013 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2013					31 December 2012
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	3 812	15	—	—	—	5 900	8	—	—	—
Foreign currency futures	1 326	—	—	—	—	2 108	—	—	—	—
Other foreign currency derivatives	415	—	—	—	—	—	—	—	—	—

Interest rate
Interest rate swaps	15 700	4 550	1 850	2 335	500	6 783	12 700	1 550	3 697	500
Cross currency interest rate swaps	1 068	988	114	2 342	—	1 390	656	1 115	1 632	377
Interest rate futures	—	32	81	—	—	—	—	83	113	—
Other interest rate derivatives	—	—	—	—	—	1 000	—	—	—	—

Commodities
Aluminum swaps	1 337	283	—	—	—	1 351	54	—	—	—
Other commodity derivatives	956	205	—	—	—	820	201	—	—	—

Equity
Equity derivatives	4 079	717	—	—	—	2 590	1 125	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 Senior Facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 Senior Facilities and in 2010, the 2008 Senior Facilities were fully refinanced and partially replaced by the 2010 Senior Facilities. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 30 June 2013, there were no remaining open positions covering the interest exposure on the 2010 Senior Facilities and interest rate swaps for a notional equivalent of 14.8 billion US dollar remain outstanding.

Furthermore, as of 30 June 2013, the company had interest rate swaps for a total notional amount of 6.7 billion US dollar in order to pre-hedge future bond issuances.

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2013, an exposure for an equivalent of 49.8m of AB InBev shares was hedged, resulting in a total gain of 186m US dollar recognized in the profit or loss account for the period, of which 105m US dollar related to the company’s share-based payment programs and 81m US dollar related to the Modelo transaction (see also Note 8 Finance cost and income).

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2013
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(119)	(127)	(39)	(47)	(17)	(15)	(9)
Commercial papers	(1 792)	(1 794)	(1 794)	—	—	—	—
Unsecured bank loans	(4 760)	(5 445)	(783)	(406)	(319)	(3 618)	(319)
Unsecured bond issues	(43 457)	(63 267)	(4 341)	(7 158)	(5 691)	(11 813)	(34 264)
Unsecured other loans	(76)	(143)	(19)	(18)	(17)	(12)	(77)
Finance lease liabilities	(136)	(265)	(14)	(14)	(14)	(28)	(195)
Bank overdraft	(10)	(10)	(10)	—	—	—	—
Trade and other payables	(16 808)	(17 044)	(12 379)	(236)	(2 366)	(322)	(1 741)

	(67 158)	(88 095)	(19 379)	(7 879)	(8 424)	(15 808)	(36 605)
Derivative financial assets/(liabilities)
Interest rate derivatives	248	387	(89)	63	152	205	56
Foreign exchange derivatives	(36)	(47)	(47)	—	—	—	—
Cross currency interest rate swaps	(177)	(138)	(108)	33	(2)	(61)	—
Commodity derivatives	(273)	(275)	(253)	(22)	—	—	—
Equity derivatives	77	77	72	5	—	—	—

	(161)	4	(425)	79	150	144	56

Of which: directly related to cash flow hedges	152	283	(159)	35	152	199	56

	31 December 2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(151)	(161)	(35)	(50)	(25)	(28)	(23)
Commercial papers	(2 088)	(2 092)	(2 092)	—	—	—	—
Unsecured bank loans	(1 040)	(1 309)	(487)	(366)	(267)	(180)	(9)
Unsecured bond issues	(40 828)	(60 030)	(4 470)	(7 117)	(6 336)	(9 721)	(32 386)
Secured other loans	(5)	(6)	(6)	—	—	—	—
Unsecured other loans	(88)	(139)	(9)	(17)	(17)	(15)	(81)
Finance lease liabilities	(141)	(274)	(14)	(14)	(15)	(29)	(202)
Trade and other payables	(15 311)	(15 441)	(13 287)	(146)	(144)	(222)	(1 642)

	(59 652)	(79 452)	(20 400)	(7 710)	(6 804)	(10 195)	(34 343)
Derivative financial assets/(liabilities)
Interest rate derivatives	(271)	(251)	(147)	(76)	(51)	8	15
Foreign exchange derivatives	(247)	(274)	(272)	(2)	—	—	—
Cross currency interest rate swaps	22	53	(64)	30	31	56	—
Commodity derivatives	(121)	(121)	(129)	8	—	—	—
Equity derivatives	(26)	(26)	(29)	3	—	—	—

	(643)	(619)	(641)	(37)	(20)	64	15

Of which: directly related to cash flow hedges	(273)	(273)	(216)	(39)	(53)	20	15

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2013	31 December 2012	30 June 2013	31 December 2012	30 June 2013	31 December 2012
Foreign currency
Forward exchange contracts	66	93	(153)	(337)	(87)	(244)
Foreign currency futures	116	27	(110)	(30)	6	(3)
Other foreign currency derivatives	45	—	—	—	45	—

Interest rate
Interest rate swaps	456	169	(208)	(435)	248	(266)
Cross currency interest rate swaps	63	258	(240)	(236)	(177)	22
Other interest rate derivatives	1	—	(1)	(5)	—	(5)

Commodities
Aluminum swaps	22	34	(203)	(143)	(181)	(109)
Sugar futures	3	8	(30)	(22)	(27)	(14)
Wheat futures	2	7	(25)	(10)	(23)	(3)
Other commodity derivatives	13	36	(55)	(31)	(42)	5

Equity
Equity derivatives	104	7	(27)	(33)	77	(26)

	891	639	(1 052)	(1 282)	(161)	(643)

During the six-month period ended 30 June 2013, the net mark-to-market balance increased by 482m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship, as well as the mark-to-market appreciation of interest rate swaps designated for the pre-hedge of future bond issuances.

As of 30 June 2013, the net mark-to-market asset of 248m US dollar for interest rate swaps mostly includes the mark-to-market of 6.7 billion US dollar designated to pre-hedging future bond issuances, partially offset by the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 Senior Facilities and that have been recorded as exceptional costs in the income statement in 2009, 2010 and 2011.

As required by IFRS 13 – Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2013 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	219	—	—
Derivatives at fair value through profit and loss	73	203	—
Derivatives in a cash flow hedge relationship	89	440	—
Derivatives in a fair value hedge relationship	—	33	—
Derivatives in a net investment hedge relationship	13	40	—

	394	716	—

Financial Liabilities
Non–derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 114
Derivatives at fair value through profit and loss	63	491	—
Derivatives in a cash flow hedge relationship	82	295	—
Derivatives in a fair value hedge relationship	—	83	—
Derivatives in a net investment hedge relationship	38	—	—

	188	869	1 114

Fair value hierarchy 31 December 2012 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	6 736	—	—
Available for sale	—	91	—
Derivatives at fair value through profit and loss	17	346	—
Derivatives in a cash flow hedge relationship	16	124	—
Derivatives in a fair value hedge relationship	—	91	—
Derivatives in a net investment hedge relationship	15	30	—

	6 784	682	—

Financial Liabilities
Non–derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 040
Derivatives at fair value through profit and loss	20	753	—
Derivatives in a cash flow hedge relationship	43	370	—
Derivatives in a fair value hedge relationship	—	34	—
Derivatives in a net investment hedge relationship	12	50	—

	80	1 207	1 040

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2013, the put option was valued 1 076m US dollar and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

20.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2013, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2012, except for the following M&A related commitments with respect to the combination with Grupo Modelo:

•

In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo:

•

AB InBev and Constellation have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates will provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery.

•

AB InBev and Constellation have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation can purchase inventory from Grupo Modelo or its affiliates under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

21.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

[1]	Amounts have been converted to US dollar at the closing rate of the related period.

TAX MATTERS

As of 30 June 2013, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 11.3 billion Brazilian real (5.1 billion US dollar). As of 31 December 2012, the total estimated possible risk of loss amounted to 10.8 billion Brazilian real (5.3 billion US dollar).

Approximately 7.7 billion Brazilian real (3.5 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 3.2 billion Brazilian real (1.4 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2012, the amounts related to income tax and social contributions and to value added and excise taxes were 7.6 billion Brazilian real (3.7 billion US dollar) and 2.9 billion Brazilian real (1.4 billion US dollar), respectively.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 2.7 billion Brazilian real (1.2 billion US dollar) as of 30 June 2013. Ambev has not recorded any provision in connection therewith.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda - CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 3.8 billion Brazilian real (1.7 billion US dollar) as of 30 June 2013. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 575m Brazilian real (260m US dollar), as of 30 June 2013.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 391m Brazilian real (177m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (175m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 477m Brazilian Real (215m US dollar) as of 30 June 2013, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

TERMINATION AGREEMENT

In June 2009, a former distributor in Italy filed a lawsuit against an indirect subsidiary of Grupo Modelo for payment of severance and damages, including the loss of its customers, on the grounds that Grupo Modelo unilaterally and unjustifiably terminated the distribution agreement. Termination of that agreement was duly notified on September 2007 and went into effect as of December 31, 2007. The former distributor is claiming approximately 75m euro (98m US dollar) for compensation and other damages.

On 15 October 2010 the Brussels Commercial Court handed the indirect subsidiary of Grupo Modelo a favorable ruling, whereby it declared itself incompetent to resolve the matter and it ordered the distributor to pay for the related judicial cost and expenses. However, the former distributor appealed this decision on 3 December 2010. The appeal is currently pending before the Court of Appeal.

According to the opinion of management and its legal counsel, the company continues to have strong grounds to obtain a favorable ruling by the Court of Appeal, and therefore Grupo Modelo has not established a provision in its financial statements.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted our motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. That appeal has been fully briefed, and is pending before the Court of Appeals for the 6th Circuit. .

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri. On 19 April a consolidated complaint was filed. A motion to dismiss was filed on 10 May 2013, which is currently pending before the Eastern District of Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation. This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case.

22.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2013, compared to 2012.

23.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch Worldwide Inc.. In December 2012 the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities.

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.0% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•

On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•

On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc. and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

•

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2013 and 31 December 2012, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2013 and 2012 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 15 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances. Anheuser-Busch InBev Finance Inc. is not included in the financial information presented as of 31 December 2012 or for the six-month period ended 30 June 2012 because it was incorporated on 17 December 2012 and its financial position and results prior to 1 January 2013 were immaterial.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the six-month period ended 30 June 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	—	7 128	13 198	(570)	19 756
Cost of sales	(2)	—	—	(3 203)	(5 720)	570	(8 355)

Gross profit	(2)	—	—	3 925	7 478	—	11 401

Distribution expenses	—	—	—	(467)	(1 469)	—	(1 936)
Sales and marketing expenses	(55)	—	—	(798)	(2 016)	—	(2 869)
Administrative expenses	(137)	—	—	(146)	(791)	—	(1 074)
Other operating income/(expenses)	386	407	—	(729)	208	—	272
Fair value adjustments	—	—	—	6 415	—	—	6 415

Profit from operations	192	407	—	8 200	3 410	—	12 209

Net finance cost	(342)	(1 111)	(60)	877	(638)	—	(1 274)

Share of result of associates	—	—	—	277	6	—	283
Profit before tax	(150)	(704)	(60)	9 354	2 778	—	11 218

Income tax expense	4	297	28	(731)	(447)	—	(849)
Profit	(146)	(407)	(32)	8 623	2 331	—	10 369

Income from subsidiaries	9 655	6 930	—	182	172	(16 939)	—
Profit	9 509	6 523	(32)	8 805	2 503	(16 939)	10 369

Attributable to:
Equity holders of AB InBev	9 509	6 523	(32)	8 805	1 643	(16 939)	9 509
Non-controlling interest	—	—	—	—	860	—	860

For the six-month period ended 30 June 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total[1]
Revenue	—	—	7 074	12 675	(547)	19 202
Cost of sales	(1)	—	(3 195)	(5 402)	547	(8 051)

Gross profit	(1)	—	3 879	7 273	—	11 151

Distribution expenses	—	—	(476)	(1 431)	—	(1 907)
Sales and marketing expenses	(44)	—	(770)	(1 867)	—	(2 681)
Administrative expenses	(140)	—	(160)	(734)	—	(1 034)
Other operating income/(expenses)	389	(163)	(71)	138	—	293

Profit from operations	204	(163)	2 402	3 379	—	5 822

Net finance cost	(51)	(1 174)	628	(282)	—	(879)

Share of result of associates	—	—	2	326	—	328
Profit before tax	153	(1 337)	3 032	3 423	—	5 271

Income tax expense	133	522	(825)	(562)	—	(732)
Profit	286	(815)	2 207	2 861	—	4 539

Income from subsidiaries	3 320	1 678	457	1 689	(7 144)	—
Profit	3 606	863	2 664	4 550	(7 144)	4 539

Attributable to:
Equity holders of AB InBev	3 606	863	2 664	3 617	(7 144)	3 606
Non-controlling interest	—	—	—	933	—	933

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 30 June 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	30	—	—	5 289	15 055	—	20 374
Goodwill	—	—	—	32 654	37 976	—	70 630
Intangible assets	399	—	—	21 675	7 322	—	29 396
Investments in subsidiaries	59 608	57 456	—	16 584	(1 919)	(131 729)	—
Investments in associates	—	—	—	57	114	—	171
Deferred tax assets	—	—	19	—	1 180	—	1 199
Other non-current assets	9 323	366	5 145	66 161	21 325	(100 551)	1 769
	69 360	57 822	5 164	142 420	81 053	(232 280)	123 539

Current assets
Inventories	—	—	—	705	2 514	—	3 219
Trade and other receivables	2 148	1	11	4 489	6 421	(8 221)	4 849
Cash and cash equivalents	1 396	1 567	203	5 429	14 040	(15 934)	6 701
Investment securities	—	—	—	—	219	—	219
Other current assets	—	273	—	—	136	(273)	136
	3 544	1 841	214	10 623	23 330	(24 428)	15 124

Total assets	72 904	59 663	5 378	153 043	104 383	(256 708)	138 663

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	47 491	21 742	227	87 724	22 036	(131 729)	47 491
Minority interest	—	—	—	10	4 466	—	4 476
	47 491	21 742	227	87 734	26 502	(131 729)	51 967

Non-current liabilities
Interest-bearing loans and borrowings	17 364	35 199	5 098	32 634	55 089	(100 185)	45 199
Employee benefits	7	—	—	2 254	1 575	—	3 836
Deferred tax liabilities	—	—	—	10 561	1 905	(366)	12 100
Other non-current liabilities	209	—	—	549	4 397	—	5 155
	17 580	35 199	5 098	45 998	62 966	(100 551)	66 290

Current liabilities
Interest-bearing loans and borrowings	3 937	2 050	—	3 465	2 490	(6 801)	5 141
Income tax payable	—	—	—	297	1 692	(273)	1 716
Trade and other payables	767	672	53	3 040	10 183	(1 420)	13 295
Other current liabilities	3 129	—	—	12 509	550	(15 934)	254
	7 833	2 722	53	19 311	14 915	(24 428)	20 406

Total equity and liabilities	72 904	59 663	5 378	153 043	104 383	(256 708)	138 663

As at 31 December 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	Other Subsidiary Guarantors	Non- Guarantors	Eliminations	Total[1]
ASSETS
Non-current assets
Property, plant and equipment	29	—	5 475	10 957	—	16 461
Goodwill	—	—	32 654	19 112	—	51 766
Intangible assets	405	—	21 663	2 303	—	24 371
Investments in subsidiaries	52 017	52 961	3 609	(1 459)	(107 128)	—
Investments in associates	—	—	56	7 034	—	7 090
Deferred tax assets	—	—	—	807	—	807
Other non-current assets	817	365	33 479	4 882	(38 047)	1 496
	53 268	53 326	96 936	43 636	(145 175)	101 991

Current assets
Inventories	—	—	636	1 864	—	2 500
Trade and other receivables	925	1 257	2 470	5 318	(5 947)	4 023
Cash and cash equivalents	1 004	362	9 793	5 846	(9 954)	7 051
Investment securities	3 730	2 864	—	233	—	6 827
Other current assets	—	667	(528)	90	—	229
	5 659	5 150	12 371	13 351	(15 901)	20 630

Total assets	58 927	58 476	109 307	56 987	(161 076)	122 621

EQUITY AND LIABILITIES

Equity
Equity attributable to equity holders of AB InBev	41 154	15 619	74 844	16 666	(107 129)	41 154
Minority interest	—	—	10	4 289	—	4 299
	41 154	15 619	74 854	20 955	(107 129)	45 453

Non-current liabilities
Interest-bearing loans and borrowings	9 912	39 309	8 690	18 721	(37 681)	38 951
Employee benefits	7	—	2 281	1 399	—	3 687
Deferred tax liabilities	—	—	10 677	857	(366)	11 168
Other non-current liabilities	230	—	717	2 006	1	2 954
	10 149	39 309	22 365	22 983	(38 046)	56 760

Current liabilities
Interest-bearing loans and borrowings	2 157	3 081	2 761	1 004	(3 613)	5 390
Income tax payable	—	—	—	543	—	543
Trade and other payables	877	467	4 286	11 000	(2 335)	14 295
Other current liabilities	4 590	—	5 041	502	(9 953)	180
	7 624	3 548	12 088	13 049	(15 901)	20 408

Total equity and liabilities	58 927	58 476	109 307	56 987	(161 076)	122 621

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	9 509	6 523	(32)	8 805	2 503	(16 939)	10 369
Depreciation, amortization and impairment	38	—	—	351	1 006	—	1 395
Net finance cost	343	1 111	60	(877)	637	—	1 274
Income tax expense	(4)	(297)	(28)	731	447	—	849
Investment income	(9 655)	(6 930)	—	(182)	(172)	16 939	—
Revaluation of initial investment in Grupo Modelo	—	—	—	(6 415)	—	—	(6 415)
Other items	37	—	—	(168)	91	—	(40)
Cash flow from operating activities before changes in working capital and use of provisions	268	407	—	2 245	4 512	—	7 432

Working capital and provisions	(156)	2 151	—	(2 253)	(1 575)	12	(1 821)
Cash generated from operations	112	2 558	—	(8)	2 937	12	5 611

Interest paid, net	(414)	(1 124)	2	716	(261)	8	(1 073)
Dividends received	120	2 000	—	596	5	(2 120)	601
Income tax paid	(1)	—	—	(386)	(1 068)	—	(1 455)

CASH FLOW FROM OPERATING ACTIVITIES	(183)	3 434	2	918	1 613	(2 100)	3 684

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(1)	—	(1 008)	(15 871)	—	(16 880)
Acquisition of property, plant and equipment and of intangible assets	(58)	—	—	(164)	(1 171)	—	(1 393)
Proceeds from the sale of assets held for sale	—	—	—	—	4 787	—	4 787
Net proceeds/(acquisition) of other assets	—	—	—	9	(156)	—	(147)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	3 702	2 864	—	—	137	—	6 703
Net repayments/(payments) of loans granted	(7 857)	—	(5 160)	(51 879)	(38 409)	103 302	(3)
CASH FLOW FROM INVESTING ACTIVITIES	(4 213)	2 863	(5 160)	(53 042)	(50 683)	103 302	(6 933)

FINANCING ACTIVITIES	—	—	—	—	—	—	—
Intra-group capital reimbursements	602	—	250	(234)	(618)	—	—
Proceeds from borrowings	17 620	—	5 192	47 664	62 801	(115 206)	18 071
Payments on borrowings	(8 171)	(5 090)	(49)	(5 901)	(4 402)	11 851	(11 762)
Cash received for deferred shares instrument					1 500		1 500
Other financing activities	(73)	—	(32)	395	(238)	—	52
Dividends paid	(3 586)	—	—	(1 999)	(1 099)	2 122	(4 562)
CASH FLOW FROM FINANCING ACTIVITIES	6 392	(5 090)	5 361	39 925	57 944	(101 233)	3 299

Net increase/(decrease) in cash and cash equivalents	1 996	1 207	203	(12 199)	8 874	(31)	50

Cash and cash equivalents less bank overdrafts at beginning of year	(3 579)	362	—	4 760	5 508	—	7 051
Effect of exchange rate fluctuations	(141)	—	—	367	(667)	31	(410)

Cash and cash equivalents less bank overdrafts at end of year	(1 724)	1 569	203	(7 072)	13 715	—	6 691

For the six-month period ended 30 June 2012 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total[1]
OPERATING ACTIVITIES
Profit	3 606	863	2 664	4 550	(7 144)	4 539
Depreciation, amortization and impairment	37	—	373	943	—	1 353
Net finance cost	51	1 174	(628)	282	—	879
Income tax expense	(133)	(522)	825	562	—	732
Investment income	(3 320)	(1 678)	(457)	(1 689)	7 144	—
Other items	36	—	60	(263)	—	(167)
Cash flow from operating activities before changes in working capital and use of provisions	277	(163)	2 837	4 385	—	7 336

Working capital and provisions	397	1 136	(2 011)	(1 177)	46	(1 609)
Cash generated from operations	674	973	826	3 208	46	5 727

Interest paid, net	(343)	(1 169)	576	(26)	(5)	(967)
Dividends received	904	—	717	78	(982)	717
Income tax paid	(1)	—	(273)	(608)	—	(882)

CASH FLOW FROM OPERATING ACTIVITIES	1 234	(196)	1 846	2 652	(941)	4 595

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(8)	(71)	(1 267)	—	(1 346)
Acquisition of property, plant and equipment and of intangible assets	(56)	—	(128)	(1 026)	—	(1 210)
Net proceeds/(acquisition) of other assets	—	—	26	(15)	—	11
Net repayments/(payments) of loans granted	(1 041)	—	(1 740)	(313)	3 104	10
CASH FLOW FROM INVESTING ACTIVITIES	(1 097)	(8)	(1 913)	(2 621)	3 104	(2 535)

FINANCING ACTIVITIES
Intra-group capital reimbursements	525	—	—	(525)	—	—
Proceeds from borrowings	5 224	1	3 739	815	(3 402)	6 377
Payments on borrowings	(4 468)	—	(1 521)	(938)	235	(6 692)
Other financing activities	383	—	(489)	(13)	—	(119)
Dividends paid	(2 533)	—	(425)	(1 103)	982	(3 079)
CASH FLOW FROM FINANCING ACTIVITIES	(869)	1	1 304	(1 764)	(2 185)	(3 513)

Net increase/(decrease) in cash and cash equivalents	(732)	(203)	1 237	(1 733)	(22)	(1 453)

Cash and cash equivalents less bank overdrafts at beginning of year	(5 159)	745	4 767	4 959	—	5 312
Effect of exchange rate fluctuations	(82)	(1)	(41)	(84)	22	(186)

Cash and cash equivalents less bank overdrafts at end of year	(5 973)	541	5 963	3 142	0	3 673

24.	EVENTS AFTER THE BALANCE SHEET DATE

None.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).